Exhibit 99.1

Suzano S.A.
Unaudited condensed consolidated interim financial information as of June 30, 2019
(In thousands of R$, unless otherwise stated)

Condensed Consolidated Interim Balance Sheet

	Note	June 30, 2019	December 31, 2018
Assets
Current
Cash and cash equivalents	5	4,104,641	4,387,453
Financial investments	6	3,692,806	21,098,565
Trade accounts receivable	7	2,895,714	2,537,058
Inventories	8	7,365,938	1,853,104
Recoverable taxes	9	1,303,898	296,832
Derivative financial instruments	4	569,297	352,454
Advances to suppliers		127,136	98,533
Assets held for sale			5,718
Other assets		345,516	169,175
Total current assets		20,404,946	30,798,892

Non-current assets
Recoverable taxes	9	478,232	231,498
Financial investments	6	174,699
Deferred taxes	11	1,026,457	8,998
Derivative financial instruments	4	823,476	141,480
Advances to suppliers		1,024,625	218,493
Judicial deposits		352,187	129,005
Other assets		201,616	93,935

Biological assets	12	10,094,235	4,935,905
Investments	13	228,381	14,338
Property, plant and equipment	14	41,744,825	17,020,259
Right of use on lease agreements	18.1	4,245,797
Intangible assets	15	18,212,469	339,841
Total non-current assets		78,606,999	23,133,752
Total assets		99,011,945	53,932,644

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Suzano S.A.

Unaudited condensed consolidated interim financial information as of June 30, 2019

(In thousands of R$, unless otherwise stated)

Condensed Consolidated Interim Balance Sheet

	Note	June 30, 2019	December 31, 2018
Liabilities
Current
Trade accounts payable	16	3,986,488	632,565
Loans and financing	17.1	4,693,057	3,425,399
Debentures	17.8		1,297
Lease liabilities	18.2	536,891
Derivative financial instruments	4	615,183	596,530
Taxes payable		245,000	243,835
Payroll and charges		370,853	234,192
Liabilities for assets acquisitions and subsidiaries		499,984	476,954
Dividends payable		9,907	5,434
Advance from customers		87,665	75,159
Other liabilities		375,704	367,313
Total current liabilities		11,420,732	6,058,678

Non-current
Loans and financing	17.1	51,123,171	27,648,657
Debentures	17.8	4,663,506	4,662,156
Lease liabilities	18.2	3,822,300
Derivative financial instruments	4	2,031,612	1,040,170
Liabilities for assets acquisitions and subsidiaries		513,792	515,558
Provision for judicial liabilities	19	3,541,857	351,270
Employee benefits	20	590,016	430,427
Deferred taxes	11	599,184	1,038,133
Share-based compensation plans	21	144,230	124,318
Other liabilities		132,065	37,342
Total non-current liabilities		67,161,733	35,848,031
Total liabilities		78,582,465	41,906,709

Equity	22
Share capital		9,235,546	6,241,753
Capital reserves		6,418,623	674,221
Treasury shares		(218,265)	(218,265)
Retained earnings		3,080,618	2,992,590
Other reserves		2,295,169	2,321,708
Retained loss		(498,557)
Controlling interest in subsidiaries’ equity		20,313,134	12,012,007
Non-controlling interest in subsidiaries’ equity		116,346	13,928
Total equity		20,429,480	12,025,935
Total equity and liabilities		99,011,945	53,932,644

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Suzano S.A.

Unaudited condensed consolidated interim financial information

(In thousands of R$, unless otherwise stated)

Condensed Consolidated Interim Statements of Income (Loss)

		Second quarter		Semester ended
	Note	April 1 to June 30, 2019	April 1 to June 30, 2018	June 30, 2019	June 30, 2018
Net sales revenue	25	6,665,082	3,214,122	12,364,081	6,208,701
Cost of sales	27	(5,222,119)	(1,685,081)	(9,947,012)	(3,268,495)
Gross profit		1,442,963	1,529,041	2,417,069	2,940,206
Operating income (expenses)
Selling expenses	27	(456,981)	(150,305)	(898,284)	(272,262)
General and administrative expenses	27	(278,031)	(203,667)	(608,796)	(351,020)
Equity in earnings (loss) joint venture and associates	13	3,911	(68)	5,569	(121)
Other operating income (expenses), net	27	171,199	(673)	152,315	(10,540)
Operating profit before net financial income (expenses)		883,061	1,174,328	1,067,873	2,306,263
Net financial income (expenses)	24
Financial expenses		(1,086,192)	(325,521)	(2,078,996)	(559,794)
Financial income		149,607	45,007	298,929	81,733
Derivative financial instruments		257,427	(2,550,067)	(379,507)	(2,481,464)
Monetary and exchange variations, net		758,223	(1,139,051)	302,496	(1,167,457)
Net income (loss) before taxes		962,126	(2,795,304)	(789,205)	(1,820,719)
Income taxes	11
Current		(62,329)	(218,656)	(191,578)	(322,872)
Deferred		(199,949)	1,173,950	451,499	1,109,101
Net income (loss) for the period		699,848	(1,840,010)	(529,284)	(1,034,490)
Result of the period attributed to the controlling shareholders		700,548	(1,840,596)	(526,255)	(1,035,076)
Result of the period attributed to non-controlling shareholders		(700)	586	(3,029)	586
Earnings (Loss) per share	23
Basic		0.51922	(1.68278)	(0.39004)	(0.94683)
Diluted		0.51922	(1.68278)	(0.39004)	(0.94683)

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Suzano S.A.

Unaudited condensed consolidated interim financial information

(In thousands of R$, unless otherwise stated)

Condensed Consolidated Interim Statements of Comprehensive Income (Loss)

	Second quarter		Semester ended
	April 1 to June 30, 2019	April 1 to June 30, 2018	June 30, 2019	June 30, 2018
Net income (loss) for the period	699,848	(1,840,010)	(529,284)	(1,034,490)

Items that will not be reclassified to profit or loss

Exchange rate variation and fair value on financial assets measured at fair value through of comprehensive income
Ensyn Corporation (“Ensyn”) (1)	1,833		3,156
CelluForce Inc. (“CelluForce”)	70		532
Spinnova Oy (“Spinnova”)	(87)		(402)
	1,816		3,286

Tax effect of the above items	(617)		(1,117)
	1,199		2,169

Item that may be subsequently reclassified to profit or loss

Exchange variation on conversion of financial statements and on foreign investments	(20,158)	124,912	(8,413)	139,186
Total comprehensive income (loss)	680,889	(1,715,098)	(535,528)	(895,304)

Result for the period attributed to the controlling shareholders	681,589	(1,715,684)	(532,499)	(895,890)
Result for the period attributed to non-controlling shareholders	(700)	586	(3,029)	586

(1)             In 2019 the Company revaluated the investment in Ensyn Corporation (“Ensyn”), previously classified as financial investment measured through other comprehensive income, note 3.4.

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Suzano S.A.

Unaudited condensed consolidated interim financial information

Six-month period ended June 30, 2019

(In thousands of R$, unless otherwise stated)

Condensed Consolidated Interim Statements of Changes in Equity

	Share capital		Capital reserves					Retained reserves
	Share capital	Share issuance costs	Stock options granted	Share issuance costs	Tax incentives	Other	Treasury shares	Tax incentives	Legal Reserve	Reserve for capital increase	Special statutory reserve	Dividends proposed	Other reserves	Retained earnings (loss)	Total	Non- controlling interest	Total equity
Balances at December 31, 2017	6,241,753		14,237	(15,442)	396,006		(241,088)		406,898	2,281,328	234,591		2,298,328		11,616,611		11,616,611
Total comprehensive income
Net income for the period														(1,035,076)	(1,035,076)	586	(1,034,490)
Other comprehensive income													139,186		139,186		139,186
Transactions with shareholders
Stock options granted			72												72		72
Sale of treasury shares to meet stock-based compensation plan							8,514								8,514		8,514
Non-controlling interest arising on business combination																7,948	7,948
Internal changes in equity
Partial realization of assets’ deemed cost adjustment, net of deferred taxes													(41,868)	41,868
Issue of treasury shares to employees			(14,309)				14,309
Dividends										(29,977)					(29,977)		(29,977)
Balances at June 30, 2018	6,241,753			(15,442)	396,006		(218,265)		406,898	2,251,351	234,591		2,395,646	(993,208)	10,699,330	8,534	10,707,864

Balances at December 31, 2018	6,241,753		5,100	(15,442)	684,563		(218,265)		422,815	1,730,629	242,612	596,534	2,321,708		12,012,007	13,928	12,025,935
Total comprehensive income
Net (loss) for the period														(526,255)	(526,255)	(3,029)	(529,284)
Other comprehensive income													(6,244)		(6,244)		(6,244)
Transactions with shareholders
Share capital increase (note 1.1.1.1 and 22.1)	3,027,528														3,027,528		3,027,528
Share issuance costs (1)		(33,735)		15,442											(18,293)		(18,293)
Stock options granted			2,638												2,638		2,638
Non-controlling interest arising from business combination																105,447	105,447
Unclaimed dividends forfeited														1,122	1,122		1,122
Dividends paid												(596,534)			(596,534)		(596,534)
Internal changes in equity
Transfer of tax incentives					(684,563)			684,563
Partial realization of assets’ deemed cost adjustment, net of deferred taxes													(26,576)	26,576
Realization of asset revaluation reserve													6,281		6,281		6,281
Issue of common shares related to business combination (note 1.1.1.1)						6,410,885									6,410,885		6,410,885
Balances at June 30, 2019	9,269,281	(33,735)	7,738			6,410,885	(218,265)	684,563	422,815	1,730,629	242,612		2,295,169	(498,557)	20,313,134	116,346	20,429,480

(1)       In 2019, the Company reclassified the share issuance costs from capital reserve to share capital.

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Suzano S.A.

Unaudited condensed consolidated interim financial information

Six-month period ended June 30, 2019

(In thousands of R$, unless otherwise stated)

Condensed Consolidated Interim Statements of Cash Flows

	June 30, 2019	June 30, 2018
Operating activities
Net income (loss) for the period	(529,284)	(1,034,490)
Adjustment to:
Depreciation, depletion and amortization (note 26)	1,779,304	741,047
Depletion of wood resources from forestry partnership programs	18,905	18,823
Fair value adjustment on business combination with Fibria - Amortization (note 26)	2,824,553
Fair value adjustment on business combination with Facepa - Amortization (note 26)	8,797
Amortization of lease-use right	63,889
Interest expense on lease liabilities	96,993
Results from sale and disposals of property, plant and equipment and biological assets, net	3,504	17,378
Equity in earnings of subsidiaries (note 13 (a) and (c))	(5,569)	121
Exchange rate and monetary variations, net	(302,496)	1,319,020
Interest expenses with financing and loans and debentures, net (notes 17.2, 17.9 and 24)	1,674,610	274,711
Accrual of interest on financial investments	(247,053)	54,346
Amortization of fundraising costs (notes 17.2 and 17.9)	159,856
Derivative (gains) losses, net (note 23)	379,507	2,481,464
Fair value adjustment of biological assets	(83,453)	(5,954)
Deferred income tax and social contribution expenses (note 11.1)	(451,499)	(1,109,101)
Interest on employee benefits (note 20.2)	26,842	17,234
Provision/ (Reversal) for judicial liabilities	2,475	27,960
Allowance for doubtful accounts, net	(9,928)	5,105
Estimated loss (reversal) in inventories and write-offs	(12,028)
Provision for loss of ICMS credits, net	69,191
Other provisions	66,743	3,742
Decrease (increase) in assets
Related parties	(2,178)
Trade accounts receivable	1,067,666	50,479
Inventories	(1,208,554)	(262,249)
Recoverable taxes	(18,032)	(5,758)
Other assets	46,023	(182,971)
Increase (decrease) in liabilities
Related parties	57,322
Trade accounts payables	(366,119)	(8,327)
Taxes payable	252,757	163,709
Payroll and charges	(262,909)	76,657
Other liabilities	(350,419)	350,890
Cash provided by operations	4,749,416	2,993,836
Payment of interest with financing and loans and debentures	(1,462,681)	(370,122)
Interest received from financial investments	285,922
Payment of income taxes	(405,257)	(64,080)
Cash provided by operating activities	3,167,400	2,559,634
Investing activities
Cash provided by the merger of subsidiary		21,436
Additions to property, plant and equipment (note 14)	(1,147,071)	(607,366)
Additions to intangible assets (note 15.3)	(718)	(57)
Additions to biological assets (note 12)	(1,508,161)	(491,201)
Proceeds from sale of assets	83,695	31,865
Increase of capital in subsidiaries and associates (note 13 c))	(11,216)
Financial investments	21,833,286	(2,716,934)
Advance for acquisition of wood from operations with development (non-current)	(212,150)	(8,732)
Acquisition of subsidiaries, net cash (note 1.1.1.2)	(26,002,540)	(315,904)
Other investments	(269)
Cash used in investing activities	(6,965,144)	(4,086,893)
Financing activities
Proceeds from loans (note 17.2)	12,226,291	7,491,201
Issue of Debentures (note 17.9)	3,998,780
Payment of derivative transactions	(4,662)	(169,362)
Payment of loans and financing (note 17.2)	(7,703,512)	(3,214,568)
Payment of leases	(270,586)
Payment of dividends	(601,731)	(210,205)
Payment of debentures (note 17.9)	(4,000,000)
Proceeds from own shares		8,514
Liabilities for assets acquisitions and subsidiaries	(3,425)	(3,071)
Others financing	2,379
Cash provided by financing activities	3,643,534	3,902,509
Exchange variation on cash and cash equivalents	(128,602)	172,654
Increase (reduction) in cash and cash equivalents	(282,812)	2,547,904
Cash and cash equivalents at the beginning for the period	4,387,453	1,076,833
Cash and cash equivalents at the end for the period	4,104,641	3,624,737
Statement of increase (reduction) in cash and cash equivalents	(282,812)	2,547,904

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information as of June 30, 2019

(In thousands of R$, unless otherwise stated)

1                                                  Company Information

Suzano S.A., (current social denomination of Suzano Papel e Celulose S.A., as Extraordinary General Meeting hold on April 1st, 2019), hereinafter referred to as the “Suzano” and together with its subsidiaries hereinafter referred to as (the “Company”), is a publicly-held corporation with registered office in the city of Salvador, State of Bahia, Brazil.

Suzano owns shares traded in B3 S.A. (“Brasil, Bolsa, Balcão - “B3”), New Market Listing Regulation under the ticker SUZB3. On December 10, 2018, Suzano began trading its American Depositary Receipts (“ADRs”), Level II, traded in the New York Stock Exchange under the ticker SUZ, pursuant to a program approved by the Brazilian Securities and Exchange Commission (“CVM”).

After the conclusion of the transaction involving Fibria Celulose S.A. (“Fibria”), on January 14, 2019, the Company now owns 11 industrial units, located in Aracruz (Espírito Santo, State), Belém (Pará, State), Eunápolis — Veracel Celulose S.A. (“Veracel”), a jointly-controlled entity — and Mucuri (Bahia, State), Fortaleza (Ceará, State), Imperatriz (Maranhão, State), Jacareí, Limeira, Rio Verde and Suzano (São Paulo, State) and Três Lagoas (Mato Grosso, State).

These units produce hardwood pulp from eucalyptus, paper (coated paper, paperboard, uncoated paper and cut size paper) and packages of sanitary paper (consumer goods - tissue) to serve the domestic and foreign markets.

Pulp and paper are sold in the foreign market directly by Suzano, as well as through its subsidiaries in Argentina, the United States of America, Switzerland and Austria and its sales offices in China.

The Company’s corporate purpose also includes the commercial operation of eucalyptus forest for its own use, the operation of port terminals, and the holding of interest, as partner or shareholder, in any other company or project, and the generation and sale of electricity.

The Company is controlled by Suzano Holding S.A., through a Voting Agreement whereby it holds 45.80% of the common shares of its share capital.

This unaudited condensed consolidated interim financial information was approved by the Management Company’s on August 07, 2019.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information as of June 30, 2019

(In thousands of R$, unless otherwise stated)

1.1                                        Major events in the period

1.1.1                              Business Combination with Fibria

On January 3, 2019 (acquisition date of control by Suzano), after the fulfillment of all conditions for the conclusion of the transaction to combine the operations and shareholding base of Suzano and Fibria, was performed the exchange of Fibria’s shares by Suzano’s shares and, on January 14, 2019, Suzano completed the corporate reorganization process, following the terms of the Agreement signed by both entities on March 15, 2018.

The consideration by Fibria, defined in terms of the Agreement, was as follows:

1.1.1.1                    Share exchange ratio

On January 2, 2019, pursuant to Notice to Shareholders, the exchange ratio of the common shares issued by the Eucalipto Holding S.A. (“Holding”) held by Fibria’s shareholders for shares issued by Suzano was adjusted from 0.4611 to 0.4613, being the exchange ratio of 0.4613 considered as final. The adjustment in the exchange ratio, compared to the originally announced, was due to (i) a change in the total number of shares issued by Fibria ex-treasury and disregarding the shares resulting from the vesting of option plans between those in the Protocol and Justification and that date of 553,080,611 shares for 553,733,881 shares and (ii) alteration of the number of shares issued by Suzano ex-treasury and disregarding the shares resulting from the vesting of option plans between that contained in the Protocol and Justification and that present date of 1,091,984,141 shares to 1,093,784,141 shares.

As a result of this adjustment, (i) Suzano issued, as a result of the merger of the Holding, 255,437,439 new common shares in the market value of R$ 36.95, totaling amount of R$ 9,438,413, of which R$ 3,027,528 was recognized as capital increase and R$ 6,410,885, as capital reserve; and (ii) the amount attributed to Suzano’s common share to calculate the capital gain, as disclosed in the Notice of Shareholders on November 29, 2018, increased from R$ 15.38 attributed to 0.4611 common share for R$ 15.39 attributed to 0.4613 common share of Suzano.

1.1.1.2                    Cash installment

On January 10, 2019, by means of the Notice to Shareholders, the Company communicated the final value of the Adjusted Cash installment, corresponding to the redemption value of each Holding’s redeemable preferred share, originally equivalent to R$ 52.50, (i) reduced by the amount of dividends declared by Fibria on December 3, 2018 and paid in Brazil on December 12, 2018 in the amount of R$ 5.03 per share issued by Fibria (ii) plus R$ 2.73, corresponding to the variation of the average daily rate of Brazilian interbank deposits expressed as an annual percentage, based on 252 business days, measured and disclosed daily by B3 (“DI Rate”), between March 15, 2018 and the Expiration Date of the Transaction including January 10, 2019 (including) and January 14, 2019 (including), the DI Rate was estimated at 6.40% per annum, with a total and

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information as of June 30, 2019

(In thousands of R$, unless otherwise stated)

final amount of R$ 50.20 per share, making up the final amount of the Adjusted Cash Amount of R$ 27,797,441.

The amounts mentioned above are gross, not considering any tax impacts on the payment to Fibria Resident or Non-Resident Shareholders, which are detailed in the Notice to Shareholders disclosed on November 29, 2018.

Suzano performed a valuation analysis of the fair market value of the assets of Fibria acquired and liabilities assumed and using the full consideration for the Merger, performed the allocations for such assets and liabilities.

The following table summarizes the preliminary purchase price allocation based on the appraisal report prepared by an independent and specialized entity:

Cash consideration	27,797,441
Issuance of shares by Suzano	9,438,413
Total consideration	37,235,854

Book value of Fibria’s shareholders’ equity	14,149,004
Write-off of the book value of existing goodwill, net of the deferred income taxes	(3,495,077)
Mandatory minimum dividends (eliminated from the balance sheet at the date of acquisition)	724,829
Book value of Fibria’s shareholders’ equity, net of goodwill	11,378,756

Fair value adjustment on business combination with Fibria (assets and liabilities):
Inventories	2,178,903	(1)
Property, plant and equipment	9,445,315	(2)
Customer relationship	9,030,779	(3)
Port assets	749,060	(4)
Possible contingent losses	(2,970,546	)(5)
Loans and financing	(59,921	)(6)
Taxes recoverable	(235,843	)(7)
Other assets and liabilities, net	368,624	(8)
Deferred taxes, net	(546,324	)(9)
Total impact of fair value	17,960,047
Preliminary goodwill on the expectation of future profitability	7,897,051	(10)

The Company has not yet finalized the valuation off all identifiable assets and assumed liabilities in the business combination with Fibria and therefore some of these amounts are provisional. These amounts may be adjusted as valuations are finalized.

(1)         Measured considering the balance of finished products based on selling price, net of selling expenses and an accepted margin based on the results achieved in 2018.

(2)         Determined based on the analysis of market data on comparable transactions and cost quantification, based on the estimate of replacement or replacement value of the assets.

(3)         In order to determine the fair value adjustment in the customer portfolio, the income approach and the method were used to measure the present value of the income that will be generated during the remaining useful life of the asset. Considering the 5-year history of Fibria’s sales data and the churn rate that measures customer satisfaction and customer permanence in the portfolio, the adjustment was measured using estimated discounted cash flows.

(4)         Fibria has concession contracts and port assets to assist in port operations in Brazil. For fair value measurement of these assets was considered the income approach, the Multi Period Excess Earnings Method (“MPEEM”) method that measures the present value of the income that will be generated during the remaining useful life of the asset and method of direct cost differential.

(5)         In the business combination, for the contingencies fair value measurement, whose chances of loss were classified as possible and remote, Fibria’s Management and its external and independent advisors were considered for their fair values, whose amounts were measured based on the analyzes of Fibria’s external lawyers.

(6)         The adjustment to fair value of loans and financing was measured based on the fair value of the Bonds, based on the quotation of the security in the secondary market, and the adjustment to present value considering the market rate at the base date on December 31, 2018.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information as of June 30, 2019

(In thousands of R$, unless otherwise stated)

(7)         For the measurement of the fair value of the taxes to be recovered, the amount to be recovered, discounted to the present value considering the expected Selic rate for the tax period, was considered.

(8)         In other net assets and liabilities, including supply contracts, accounts receivable and advances to suppliers, the income evaluation methodology, the present value and the direct cost differential were used.

(9)         Deferred income tax on fair value adjustments of assets of Veracel and Portocel. For the remaining fair value, we did not recognize deferred income taxes liabilities due to Fibria’s Legal Merger in April 2019.

(10)  Goodwill is attributable to the strong market position and expected future profitability of Fibria in negotiations in the eucalyptus pulp market.

For more information on the business combination refer note 13.4.

1.1.2                              Approval of the legal merger of Fibria

On April 1, 2019, the Company approved in the Extraordinary Shareholders Meeting of Suzano the legal merger of Fibria, wholly-owned subsidiary of Suzano, with the transfer of all its equity to Suzano and its consequent winding up (“Legal Merger”), provided that the share capital of the Company not changed due to the Legal Merger. Because of the Legal Merger, the Suzano succeeded Fibria in all its rights and obligations.

2                                                  Presentation of the unaudited condensed consolidated interim financial information

2.1                                        Preparation basis and presentation

The unaudited consolidated condensed interim financial information was prepared and is presented in accordance with the international standard IAS 34 Interim Financial Reporting and disclose all the applicable significant information related to the financial information, which is consistent with the information utilized by management in the performance of its duties.

The unaudited consolidated condensed interim financial information was prepared using the historical cost as the basis of value, except for certain financial assets and liabilities and biological assets that are measured at fair value.

2.2                                        Unaudited Condensed Consolidated Interim Financial Information

The unaudited condensed consolidated interim financial information was prepared based on the information of Suzano and its subsidiaries on the reference date, as well as in accordance with consistent accounting practices and policies.

The subsidiaries are consolidated from the date control is obtained until the date that control ceases to exist. For jointly controlled operations, the balances of assets, liabilities, revenues and expenses are proportionally recognized in relation to the participation in the joint operation. In the case of joint control with other companies, these investments are accounted for using the equity method.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information as of June 30, 2019

(In thousands of R$, unless otherwise stated)

In the consolidation process, the balances in the balance sheet and income statement accounts corresponding to the transactions carried out with subsidiaries are eliminated, as well as the unrealized gains and losses and the investments in these subsidiaries and their respective equity accounting results.

The unaudited condensed consolidated interim financial information of the Balance Sheet, Statements of Income (loss), Statements of Comprehensive Income (loss), Statements of Changes in Equity and Statements of Cash Flows,  as well the corresponding notes to the financial information regarding to the six-month period ended June 30, 2019, existing on this unaudited condensed consolidated interim financial information are not comparable with the last annual financial statements as at December 31, 2018 and the unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2018 due to the conclusion of the business combination of Fibria in January 2019, as disclosed in note 1.1 above. During the period from January 1, 2019 to March 31, 2019 Suzano consolidated Fibria’s interim accounting information. However, as from April 1, 2019, Fibria was merged into Suzano, as note 1.1.2.

Companies included in the Company’s unaudited condensed consolidated interim financial information:

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information as of June 30, 2019

(In thousands of R$, unless otherwise stated)

		Interest in capital (%)
Investee	Type of interest	June 30, 2019	December 31, 2018
AGFA — Com. Adm. e Participações Ltda.	Direct	100%	100%
Asapir Produção Florestal e Comércio Ltda. (1)	Direct	100%	50%
Comercial e Agrícola Paineiras Ltda.	Direct/Indirect	100%	100%
Eucalipto Holding S.A. (2)	Direct		100%
Facepa - Fábrica de papel da Amazônia S.A.	Direct/Indirect	92.8%	92.8%
Fibria Celulose (USA) Inc.	Direct	100%
Fibria Terminal de Celulose de Santos SPE S.A.	Direct	100%
Fibria Innovations Inc.	Direct	100%
Fibria International Trade GmbH	Direct	100%
Fibria Overseas Finance Ltd.	Direct	100%
Fibria Overseas Holding KFT.	Direct	100%
Fibria Terminais Portuários S.A.	Direct	100%
Fibria Trading International	Direct	100%
FuturaGene AgriDev Xinjiang Company Ltd	Indirect	100%	100%
FuturaGene Biotechnology Shangai Company Ltd.	Indirect	100%	100%
FuturaGene Brasil Tecnologia Ltda.	Indirect	100%	100%
FuturaGene Delaware Inc.	Indirect	100%	100%
FuturaGene Hong Kong Ltd.	Indirect	100%	100%
FuturaGene Inc.	Indirect	100%	100%
FuturaGene Israel Ltd.	Indirect	100%	100%
FuturaGene Ltd.	Indirect	100%	100%
F&E Participações do Brasil Ltda.	Direct	100%
F&E Tecnologia do Brasil S.A.	Direct	100%
Gansu FuturaGene Biotech Co. Ltd.	Indirect	100%	100%
Itacel - Terminal de Celulose de Itaqui S.A.	Direct	100%
Maxcel Empreendimentos e Participações S.A.	Direct	100%	100%
Mucuri Energética S.A.	Direct	100%	100%
Ondurman Empreendimentos Imobiliários Ltda.	Direct/Indirect	100%	100%
Paineiras Logística e Transporte Ltda.	Direct/Indirect	100%	100%
Portocel - Terminal Espec. Barra do Riacho S.A.	Direct	51%
Projetos Especiais e Investimentos Ltda.	Direct	100%
Stenfar S.A. Indl. Coml. Imp. Y. Exp.	Direct/ Indirect	100%	100%
Sun Paper and Board Limited (3)	Direct		100%
Suzano Áustria GmbH	Direct	100%	100%
Suzano Luxembourg	Direct	100%	100%
Suzano Pulp and Paper America Inc.	Direct	100%	100%
Suzano Pulp and Paper Europe S.A.	Direct	100%	100%
Suzano Trading Ltd.	Direct	100%	100%
Veracel Celulose S.A.	Joint operation	50%

(1)     The full control was acquired arising from the business combination with Fibria.

(2)     Company merged on January 2, 2019, as mentioned in note 1.1.1.1.

(3)     Company dissolution on June 2, 2019.

On January 21, 2019, Voto — Votorantim Overseas Trading Operations IV Limited (former Fibria’s joint operation) repurchased its shares owned by Fibria.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information as of June 30, 2019

(In thousands of R$, unless otherwise stated)

3                                                  Accounting Policies

The unaudited condensed consolidated interim financial information was prepared using accounting practices consistent with those used in the preparation of the annual financial statements at December 31, 2018, except for the application of the new accounting standards as of January 1, 2019, described below and which the estimated impacts were previously disclosed in the annual financial statements as of December 31, 2018.

The unaudited condensed consolidated interim financial information should be read in conjunction with the annual financial statements of the Company and Fibria for the year ended December 31, 2018, considering that its purpose is to provide an update on the activities, events and significant circumstances in relation to those presented in the annual financial statements.

The following accounting practices were not described in the notes to the financial statements of Suzano as of December 31, 2018, but are relevant for this quarter, especially considering the business combination with Fibria, as described in note 1.1.1.

3.1                                        New Accounting Policies Adopted

3.1.1                              Leases — IFRS 16

The Company adopted IFRS 16 as of January 1, 2019.

This standard determines that lessees must recognize future liabilities in their liabilities and their right to use the leased asset for all lease agreements, with exemption allowed to short-term or low-value contracts. Short-term or low-value contracts for the exemption of the standard refers to contracts where the individual value of the assets is lower than US$ 5,000 and maturity date is before 12 months, represented, mainly, by equipment of technology and vehicles. The Company adopted the standard using a modified retrospective approach that does not require the restatement of the comparative balances.

In adopting IFRS 16, the Company recognized the lease liabilities in relation to the agreements that meet the definition of lease, whose liabilities were measured at the present value of the remaining lease payments, discounted based on the incremental loan rate. Assets associated with the right of use were measured at the amount equal to the lease liability on January 1st, 2019, with no impact on retained earnings.

The Company used the following practical expedients allowed by the standard:

a) The use of a single discount rate for a portfolio of leases with similar characteristics;

b) Leases whose maturity will occur within 12 months of the date of initial adoption of the standard, accounting was as short-term leases directly in the income statement;

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information as of June 30, 2019

(In thousands of R$, unless otherwise stated)

c) The accounting of lease payments as expenses in the case of leases for which the underlying asset is of low value;

d) The use of hindsight in determining the lease term, when the agreement contains options to extend or terminate the lease; and

e) The Company excluded initial direct costs of measuring the right to use asset at the date of initial adoption.

The effects of adopting this new standard are presented in note 18.

3.1.2                              Uncertainty over Income Tax Treatments — IFRIC 23

The interpretation is applicable when there are uncertainties as to the acceptance of the treatment by the Fiscal Authority. If acceptance is not likely, the values of tax assets and liabilities should be adjusted to reflect the best resolution of the uncertainty.

The Company has evaluated the changes introduced by this new standard and based on the analysis carried out, did not identify material changes that have an impact on its unaudited condensed consolidated interim financial information, or alter the recognition and measurement of uncertainties about tax treatment of income.

3.1.3                              Fair value amortization of subsidiaries

Fair value amortization of assets and liabilities are classified in cost of goods sold, selling, general and administrative expenses, other operating income (expenses) net and financial result, according to the realization of the items that originated them.

3.1.4                              Reclassification — Statements of cash flows

The Company made certain reclassifications on its Statements of cash flows regarding the six-month period ended June 30, 2018, substantially in operating activities, for a better comparison with the Statements of cash flows for the six-month period ended June 30, 2019.

3.1.5                              Revaluation of investment — Ensyn

The Ensyn investment was previously classified as financial investment measured through other comprehensive income, however in the second quarter of 2019, based on the shareholders’ agreement and recent capital contribution to Ensyn, the Company increased its stake in this investment and obtained significant influence. Therefore,  as from the second quarter of 2019, the Company has recorded its investment prospectively under the equity method using the fair value as deemed cost’ method, with the consequent presentation of the investment under “Investments in subsidiaries, affiliates, joint operations and joint ventures” and  no longer under “Other investments”, as disclosed in note 13.2.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information as of June 30, 2019

(In thousands of R$, unless otherwise stated)

3.1.6                              Biological assets

Considering that Suzano used different assumptions to the biological assets fair value measurements that Fibria prior to the acquisition, in the first measurement after business combination, the Company reviewed its assumption for “effective planting area”, keeping the immature forest (up to 2 years from the date of planting) at historical cost.  As a result of the Management’s considers that during this period, the historical cost of biological assets approximates to its fair value. Additionally, the purpose of this change is to reflect the experience acquired in the biological assets measurements process and the alignment of calculation approach with the Company’s forest management, which perform continuous forest inventories for the purpose of estimating the wood stock or future production forecast, represented by the average annual increment (“IMA”), from the 3rd year of planting.

Considering the fact that in the first two years of forest formation, the historical cost approximates to its fair value, as described above, this assumption alignment did not generate significant impacts on the Company’s fininancial statements.

3.2                                        New standards, revisions and interpretations not yet in force

There are no other IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Company’s condensed consolidated interim financial information.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information as of June 30, 2019

(In thousands of R$, unless otherwise stated)

4                                                  Financial Instruments and Risks Management

4.1                                        Financial risks management

4.1.1                              Overview

In the six-month period ended June 30, 2019, there were no significant changes in the financial risk management policies and procedures compared to those reported in note 4 to the financial statements of December 31, 2018.

4.1.2                              Rating

All operations with financial instruments are recognized in the Company’s interim financial information, as shown below in the following categories:

	June 30, 2019	December 31, 2018
Assets
At amortized cost
Cash and cash equivalents (note 5)	4,104,641	4,387,453
Trade accounts receivable (note 7)	2,895,714	2,537,058
Other assets	547,132	263,110
	7,547,487	7,187,621

At fair value through comprehensive income
Other investments (note 13)	40,705
	40,705

At fair value through profit and loss
Derivative financial instruments (note 4)	1,392,773	493,934
Financial Investments (note 6)	3,867,505	21,098,565
	5,260,278	21,592,499
	12,848,470	28,780,120
Liabilities
At amortized cost
Loans and financing (note 17.1)	55,816,228	31,074,056
Debentures (note 17.8)	4,663,506	4,663,453
Accounts payable for lease operations (note 18.2)	4,359,191
Accounts payable with acquisition of assets and subsidiaries	1,013,776	992,512
Suppliers and other liabilities	4,494,257	1,037,220
	70,346,958	37,767,241
At fair value through profit and loss
Derivative financial instruments (note 4)	2,646,795	1,636,700
	2,646,795	1,636,700
	72,993,753	39,403,941

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information as of June 30, 2019

(In thousands of R$, unless otherwise stated)

4.1.3                              Fair value of loans and financing

The following is a breakdown of the estimated fair values of loans and financing:

	Yield used to discount (*)	June 30, 2019	December 31, 2018
Quoted in the secondary market
In foreign currency
Bonds	US$	27,966,554	15,035,165
Estimated to present value
In foreign currency
Export credits (pre-payment)	LIBOR US$	17,037,205	12,819,072
Export credits (Finnvera)	LIBOR US$		832,907
Export credits (ACC/ACE)	DI 1	1,770,523	1,732,088
In local currency
BNDES — TJLP	DI 1	2,110,429	206,601
BNDES — Fixed	DI 1	139,955	348,827
BNDES — Selic (“Special Settlement and Custody System”)	DI 1	665,314
BNDES - Currency basket	DI 1	64,270	169,243
CRA (“Agribusiness Receivables Certificate”)	DI 1	5,895,713	2,383,775
FINAME (“Special Agency of Industrial Financing”)		24,059
FINEP (“Financier of Studies and Projects”)	DI 1	9,032
NCE (“Export Credit Notes”)	DI 1	1,678,883	1,501,623
NCR (“Rural Credit Notes”)	DI 1	284,381	297,375
FDCO (“West Center Development Fund”)	DI 1	585,013
		58,231,331	35,326,676

The Company’s Management considers that for its other financial assets and liabilities measured at amortized cost, its book values approximate their fair values and therefore the information on their fair values is not being presented.

4.2                                        Liquidity risk

The following are the remaining contractual maturities of consolidated financial liabilities at the reporting date. The following amounts are cash flows, are undiscounted and include contractual interest payments and exchange variation, and therefore may not be reconciled with the amounts disclosed in the balance sheet.

	June 30, 2019
	Total Book Value	Total Future Value	Up to 1 year	1 - 2 years	2 - 5 years	More than 5 years
Liabilities
Trade accounts payables	3,986,488	3,986,488	3,986,488
Loans and financing	55,816,228	82,480,590	6,762,404	6,888,603	28,551,038	40,278,545
Debentures	4,663,506	7,129,003	301,727	323,739	1,189,807	5,313,730
Lease liabilities	4,359,191	6,847,630	613,876	679,254	1,509,954	4,044,546
Liabilities for asset acquisitions and subsidiaries	1,013,776	1,093,318	497,119	100,001	313,248	182,950
Derivative financial instruments	2,646,795	3,991,708	641,638	568,350	742,435	2,039,285
Other liabilities	507,769	507,769	375,704	132,065
	72,993,753	106,036,506	13,178,956	8,692,012	32,306,482	51,859,056

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information as of June 30, 2019

(In thousands of R$, unless otherwise stated)

	December 31, 2018
	Total Book Value	Total Future Value	Up to 1 year	1 - 2 years	2 - 5 years	More than 5 years
Liabilities
Trade accounts payables	632,565	632,565	632,565
Loans and financing	31,074,056	45,997,323	4,818,397	3,672,268	16,850,840	20,655,818
Debentures	4,663,453	8,022,759	340,044	419,401	1,521,757	5,741,556
Liabilities for asset acquisitions and subsidiaries	992,512	1,099,331	495,862	100,715	316,730	186,023
Derivative financial instruments	1,636,700	2,149,710	790,679	736,715	465,853	156,462
Other liabilities	404,655	404,655	367,314	37,341
	39,403,941	58,306,342	7,444,861	4,966,440	19,155,180	26,739,859

4.3                                        Market risk

4.3.1                              Exchange rate risk

The following table shows the net exposure of assets and liabilities in foreign currency, primarily the U.S. dollar:

	June 30, 2019	December 31, 2018
Assets
Cash and cash equivalents	3,191,726	1,143,968
Trade accounts receivable	1,993,911	1,661,108
Derivative financial instruments	138,819	493,685
	5,324,456	3,298,761
Liabilities
Trade accounts payables	(2,408,891)	(72,720)
Loans and financing	(43,188,322)	(26,384,721)
Liabilities for asset acquisitions and subsidiaries	(325,027)	(333,049)
Derivative financial instruments	(1,663,694)	(1,464,569)
	(47,585,934)	(28,255,019)
Net liability exposure	(42,261,478)	(24,956,298)

4.3.1.1                    Sensitivity analysis — foreign Exchange rate exposure

For market risk analysis, the Company uses scenarios to jointly evaluate assets and liabilities positions in foreign currency, and the possible effects on its results. The probable scenario represents the amounts already booked, as they reflect the translation into Brazilian Reais on the base date of the balance sheet (R$/US$ = 3.8322).

This analysis assumes that all other variables, particularly, the interest rates, remains constant. The other scenarios considered the appreciation/depreciation of the Brazilian real against the U.S. dollar at the rates of 25% and 50%, before taxes.

The following table shows the potential impacts on the results in absolute amounts:

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information as of June 30, 2019

(In thousands of R$, unless otherwise stated)

	June 30, 2019
	Effect on profit and loss and equity
	Probable	Possible (25%)	Remote (50%)
Cash and cash equivalents	3,191,726	797,932	1,595,863
Trade accounts receivable	1,993,911	498,478	996,956
Trade accounts payable	2,408,891	602,223	1,204,446
Loans and financing	43,188,322	10,797,081	21,594,161
Liabilities for asset acquisitions and subsidiaries	325,027	81,257	162,514
Derivatives swap	1,663,694	3,915,692	7,780,995
Derivatives options	138,819	3,599,102	8,037,288

4.3.2                              Interest rate risk

4.3.2.1                    Sensitivity analysis — exposure to interest rates

For market risk analysis, the Company uses scenarios to evaluate the sensitivity that variations in operations impacted by the rates: Interbank Deposit Rate (“CDI”), Long Term Interest Rate (“TJLP”), Special System for Settlement and Custody (“SELIC”) and the London Interbank Offered Rate (“LIBOR”) may have on its results. The probable scenario represents the amounts already booked, as they reflect the best estimate of the Management.

This analysis assumes that all other variables, particularly exchange rates, remain constant. The other scenarios considered appreciation/depreciation of 25% and 50% in the market interest rates. The following table shows the potential impacts on the results in absolute amounts:

	June 30, 2019
	Effect on profit and loss and equity
Consolidated	Probable	Possible (25%)	Remote (50%)
CDI
Cash and cash equivalents	772,909	12,366	24,733
Financial investments	3,867,505	61,880	123,760
Loans and financing	6,096,773	97,548	195,097
Debentures	4,663,506	74,616	149,232
Derivative Swaps	1,212,551	1,808,758	1,192,214
Derivative options	138,819	106,775	208,631

TJLP
Loans and financing	1,915,469	29,977	59,954

LIBOR
Loans and financing	14,945,831	86,682	173,362
Derivative Swap	451,143	736,564	578,466

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information as of June 30, 2019

(In thousands of R$, unless otherwise stated)

4.3.2.2                    Sensitivity analysis for changes in the consumer price index of the US economy

For the measurement of the probable scenario, the United States Consumer Price Index (US-CPI) was considered on June 30, 2019. The probable scenario was extrapolated considering an increase / decrease of 25 % and 50% in the US-CPI to define the possible and remote scenarios, respectively, in absolute amounts.

	June 30, 2019
	Impact of an increase/decrease of US-CPI on the fair value
	Probable	Possible (25%)	Remote (50%)
Embedded derivative in forestry partnership and standing wood supply agreements	268,082	106,670	218,296

4.4                                        Derivative financial instruments

The Company determines the fair value of derivative contracts and recognizes that these amounts may differ from the amounts realized in the event of early settlement. The amounts reported by the Company are based on an estimate and using data provided by a third party, measured internally and compared with measurements performed by external consulting.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information as of June 30, 2019

(In thousands of R$, unless otherwise stated)

4.4.1                              Outstanding derivatives by type of contract (including embedded derivatives)

The positions of outstanding derivatives are presented below:

	Notional value in US$		Fair value
Type of derivative	June 30, 2019	December 31, 2018	June 30, 2019	December 31, 2018
Instruments contracted with protection strategy
Operational Hedge
NDF (R$ x US$)		150,000		17,036
Zero Cost Collar (R$ x US$)	4,815,000	3,040,000	138,819	(134,814)

Debt hedge
Interest rate hedge
Swap LIBOR to Fixed (US$)	2,753,571	2,757,143	(451,143)	(170,707)
Swap IPCA to CDI (notional in Reais)	843,845		195,257
Swap IPCA to Fixed (US$)	121,003		28,412
Swap CDI x Fixed (US$)	3,136,864	2,402,110	(1,407,334)	(853,141)
Pre-fixed Swap to US$ (US$)	352,460		(28,886)

Hedge de Commodity
Swap Bunker (oil)	3,770	5,344	2,771	(1,140)

Embedded derivative in a purchase of standing wood agreement (1)
US - CPI Swap	701,763		268,082
			(1,254,022)	(1,142,766)

Current assets			569,297	352,454
Non-current assets			823,476	141,480
Current liabilities			(615,183)	(596,530)
Non-current liabilities			(2,031,612)	(1,040,170)
			(1,254,022)	(1,142,766)

(1)     The embedded derivative refers to the swap for the sale of US-CPI variations within the term of the forest partnership and the provision of standing timber agreements.

4.4.2                              Fair value by maturity schedule

	June 30, 2019	December 31, 2018
2019	19,065	(244,069)
2020	(309,584)	(180,333)
2021	22,575	87,851
2022	(135,808)	83,692
2023	157,554	80,052
2024	(200,688)	82,963
2025	(454,894)	(486,958)
2026 onwards	(352,242)	(565,964)
	(1,254,022)	(1,142,766)

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information as of June 30, 2019

(In thousands of R$, unless otherwise stated)

4.4.3                              Assets and liabilities position of outstanding derivatives

The positions of outstanding derivatives are presented below:

	Notional value			Fair value
	Currency	June 30, 2019	December 31, 2018	June 30, 2019	December 31, 2018

Debt hedge
Assets
Swap CDI x Fixed (US$)	R$	11,541,789	8,722,620	208,450	119,178
Swap Pre-Fixed to US$ (US$)	R$	1,322,817		125,776
Swap Libor x Fixed (US$)	US$	2,753,571
Real IPCA (IPCA x CDI)	R$	925,674		195,257
Real IPCA (IPCA para US$)	R$	495,072		28,412
				557,895	119,178
Liabilities
Swap CDI x Fixed (US$)	US$	3,136,864	2,402,110	(1,615,784)	(972,319)
Swap Libor x Fixed (US$)	US$	352,460	2,757,143	(154,662)	(170,707)
Swap Libor x Fixed (US$)	US$	2,753,571		(451,143)
Real IPCA (IPCA x CDI)	R$	843,845
Real IPCA (IPCA para US$)	US$	121,003
				(2,221,589)	(1,143,026)
				(1,663,694)	(1,023,848)
Operational hedge
Zero cost collar (US$ x R$)	US$	4,815,000	3,040,000	138,819	(134,814)
NDF (R$ x US$)	US$		150,000		17,036
				138,819	(117,778)
Commodity hedge
Swap Bunker	US$	3,770	5,344	2,771	(1,140)
				2,771	(1,140)
				(1,522,104)	(1,142,766)

4.4.4                              Fair value settled amounts

The consolidated positions of settled derivatives were as follows:

	June 30, 2019	June 30, 2018
Operational hedge
Zero cost collar (R$ x US$)	20,459	10,165
NDF (R$ x US$)	47,565
	68,024	10,165
Commodity hedge
Bunker (oil)	2,067
	2,067
Debt hedge
Swap CDI x Fixed (US$)	(65,521)	(5,682)
Swap IPCA x CDI	12,897
Swap Pre-Fixed to US$ (US$)	(22,776)
	(75,400)	(5,682)
Interest hedge
Interest rate hedge	583	(615)
Total in derivatives	(4,726)	3,868

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information as of June 30, 2019

(In thousands of R$, unless otherwise stated)

4.5                                        Capital management

The main objective of Company’s capital management is to strengthen its capital structure, seeking to maintain an adequate level of leverage, and to mitigate risks that may affect the availability of capital in business development.

The Company monitors constantly significant indicator, such as, consolidated financial leverage ratio, which is the ratio of total net debt to its adjusted Earnings Before Interest, Taxes, Depreciation, and Amortization (“Adjusted EBITDA”);

4.6                                        Fair value hierarchy

In the six-month period ended June 30, 2019, there were no changes in the criteria of classification of the assets and liabilities in the levels of the fair value hierarchy when compared to the criteria used in the classification of those instruments disclosed in Note 4.7 to our most recent annual financial statements as of December 31, 2018, except for Ensyn’s investment as disclosed in note 3.4. There were no transfers between levels 1, 2 and 3 during the periods presented.

	June 30 2019
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss
Derivative financial instruments		1,392,773		1,392,773
Financial investments	1,923,533	1,943,972		3,867,505
	1,923,533	3,336,745		5,260,278

Financial assets at fair value through comprehensive income
Other investments - CelluForce			18,911	18,911
Other investments - Spinnova			21,794	21,794
			40,705	40,705

Biological assets			10,094,235	10,094,235
			10,094,235	10,094,235
Total assets	1,923,533	3,336,745	10,134,940	15,395,218

Liabilities
Financial liabilities at fair value through profit or loss
Derivative financial instruments		2,646,795		2,646,795
Total liabilities		2,646,795		2,646,795

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information as of June 30, 2019

(In thousands of R$, unless otherwise stated)

	December 31, 2018
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss
Derivative financial instruments		493,934		493,934
Financial investments	14,933,513	6,165,052		21,098,565
Biological assets			4,935,905	4,935,905
Total Assets	14,933,513	6,658,986	4,935,905	26,528,404

Liabilities
Financial liabilities at fair value through profit or loss
Derivative financial instruments		(1,636,700)		(1,636,700)
Total Liabilities		(1,636,700)		(1,636,700)

5                               Cash and Cash Equivalents

	Average yield p.a. - %	June 30, 2019	December 31, 2018
Cash and banks	2.48	3,096,185	1,151,766
Cash equivalents
Local currency
Fixed-term deposits (1)	97.49% of CDI	772,909	3,215,252

Foreign currency
Fixed-term deposits (1)	2.53	235,547	20,435
		4,104,641	4,387,453

(1)     Refers to Time Deposit and Sweep Account applications, maturing up to 90 days.

6                               Financial Investments

	Average yield p.a.- %	June 30, 2019	December 31, 2018

In local currency
Federal Fund Provision	30.38 of CDI	8,489
Investment Funds	100.79 of CDI	435,966	14,933,513
Public titles
Measured at fair value through profit or loss	100.79 of CDI	1,923,534	2,049,281
Private Securities (Compromised)	100.42 of CDI	1,324,817	4,115,771
Private Securities (Compromised) - Escrow Account (1)	102% of CDI	174,699
		3,867,505	21,098,565

Current		3,692,806	21,098,565
Non-Current		174,699

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information as of June 30, 2019

(In thousands of R$, unless otherwise stated)

(1)     Refers to the guarantee account recognized by Fibria (merged into by Suzano on April 01, 2019 note 1.1.2), which will be released only after obtaining the applicable governmental approvals and compliance by the Company with the precedent conditions to the conclusion of the Losango Project provided for in the agreement entered with CMPC Celulose Riograndense SA (“CMPC”). The Losango Project was an operation to buy and sell lands and forests involving Fibria and CMPC, signed in December 2012.

The variation in the balance is substantially related to the payment made for the purchase of Fibria in the amount of R$ 27,797,441, as disclosed in note 1.1.1.

7                                                  Trade Accounts Receivables

7.1                                        Breakdown of balances

	June 30, 2019	December 31, 2018

Domestic customers
Third parties	912,193	853,684
Receivables Investment Fund (“FIDC”) (1)	11,071	22,299
Related parties (Companies of the Suzano group) (Note 10)	28,348	36,727

Foreign customers
Third parties	1,993,911	1,661,527

(-) Allowance for doubtful accounts	(49,809)	(37,179)
	2,895,714	2,537,058

(1)         In 2017, the Company created the Credit Rights Investment Fund (“FIDC”), which is a vehicle with the purpose of acquiring credit rights originated from the sales made by Suzano to facilitate credit to certain customers. The FIDC is an investment fund that acquires receivables and securities representing credit rights. The FIDC has a two-year term which ended in March 2019 and was renewed for another 6 months. The Company has a co-obligation and maintains a substantial credit risk on receivables, so that the Company booked an accounts receivable of R$ 11,071 and a liability (loan) of R$11,071, Note 17.1.

The change in the consolidated balance is mainly related to the balances arising from the business combination with Fibria in January 2019, as disclosed in note 1.1.1.

The Company performs factoring transactions for certain customers’ receivables where, substantially all risks and rewards related to these receivables are transferred to the counterpart, so that these receivables are derecognized from accounts receivable in the balance sheet. The impact of these factoring transactions on the accounts receivable in the balance sheet as at June 30, 2019, is R$ 3,935,982 (R$ 396,563 as at December 31, 2018).

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information as of June 30, 2019

(In thousands of R$, unless otherwise stated)

7.2                                        Past due securities

	June 30, 2019	December 31, 2018
Past due:
Up to 30 days	161,156	291,050
From 31 and 60 days	61,369	54,845
From 61 and 90 days	48,720	10,982
From 91 and 120 days	15,063	7,446
From 121 and 180 days	6,962	6,285
Over 180 days	72,692	47,262
	365,962	417,870

7.3                                        Changes in allowance for doubtful accounts

	June 30, 2019	December 31, 2018
Beginning balance	(37,179)	(38,740)
Business combination with Fibria (1)	(5,947)
Credits (accrued)/ reversed in the period	(10,467)	(11,578)
Credits recovered in the period	539	5,128
Credits definitively written-off from position	2,933	8,993
Exchange rate variation	312	(982)
Ending balance	(49,809)	(37,179)

(1)     Business combination with Fibria and its subsidiaries held on January 03, 2019, note 1.1.1.

The Company maintains guarantees for overdue securities in its commercial operations, through credit insurance policies, letters of credit and other guarantees. Part of these guarantees cover and therefore, avoid the need to recognize estimated losses with doubtful accounts, in accordance with the Company’s credit policy.

8                               Inventories

	June 30, 2019	December 31, 2018
Finished goods
Pulp
Domestic (Brazil)	653,937	167,317
Foreign	4,238,482	485,226
Paper
Domestic (Brazil)	287,978	227,303
Foreign	106,626	67,872
Work in process	111,886	52,882
Raw material	1,469,802	626,150
Spare parts and other	497,227	226,354
	7,365,938	1,853,104

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information as of June 30, 2019

(In thousands of R$, unless otherwise stated)

The change in the consolidated balance is substantially related to the balances arising from the business combination with Fibria in January 2019, as disclosed in note 1.1.1.

On June 30, 2019, inventories are net of estimated losses in the amounts of R$ 36,379 (December 31, 2018, R$ 33,195).

8.1                                        Changes in estimated losses

	June 30, 2019	December 31, 2018

Beginning balance	(33,195)	(51,911)
Business combination with Fibria	(11,117)
Constitution of provisions (1)	(18,066)	(10,605)
Reversal of provisions	703	5,873
Write-off inventories (2)	25,296	23,447
Ending balance	(36,379)	(33,195)

(1)     In the six-month period ended June 30, 2019, refers, mainly, to estimated losses of inventories of finished goods (paper) and raw material, in the amounts of R$ 8,514 and R$ 8,298, respectively.

(2)     In the six-month period ended June 30, 2019, refers substantially to write-off of spare parts and raw material, in the amounts of R$ 5,786 and R$ 18,832, respectively.

During the six-month period ended June 30, 2019, additional write-offs were booked in the income statement in the amount of R$ 2,374 (December 31, 2018, R$ 29,828).

No inventory items were given as warranty for or guarantee of liabilities for the fiscal years presented.

9                               Recoverable Taxes

	June 30, 2019	December 31, 2018

IRPJ e CSLL - prepayments and withheld taxes	819,565	103,939
PIS and COFINS - on acquisition of property, plant and equipment (1)	324,113	55,518
PIS and COFINS - other operations	433,983	12,426
ICMS - on acquisition business combination with of property, plant and equipment (2)	115,596	78,154
ICMS - other operations (3)	1,473,166	215,361
Reintegra Program (4)	113,066	48,879
Other taxes and contributions	6,383	24,845
Provision for the impairment of ICMS credits (5)	(1,286,283)	(10,792)
Fair value adjustment on business combination with Fibria	(217,459)
	1,782,130	528,330
Current assets	1,303,898	296,832
Non-current assets	478,232	231,498

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information as of June 30, 2019

(In thousands of R$, unless otherwise stated)

(1)     Social Integration Program (“PIS”) and Social Security Funding Contribution (“COFINS”) - Credits whose realization is in connection with depreciation period of the corresponding asset.

(2)     Tax on Sales and Services (“ICMS”): Credits from the acquisition of property, plant and equipment are recovered on a linear basis over a four year period, from the acquisition date, in accordance with the relevant regulation, ICMS Control on Property, Plant and Equipment (“CIAP”).

(3)     ICMS credits accrued due to the volume of exports and credit generated in operations of entry of products.  Credits are concentrated in the state of Maranhão, Espírito Santo, Bahia and Mato Grosso do Sul, where the Company realizes the credits through sale of credits to third parties, after approval from the State Ministry of Finance. Credits are also being realized through consumption in its consumer goods (tissue) operations in the domestic market that are already operational in Maranhão.

(4)     Special Regime of Tax Refunds for Export Companies (“Reintegra”). Reintegra is a program that aims to refund the residual costs of taxes paid throughout the exportation chain to taxpayers, to make them more competitive in international markets.

(5)     Includes the provision for discount on sale to third parties of the accumulated ICMS credit in Maranhão and the provision for full loss of the low probability of realization of the units of Espírito Santo, Bahia and Mato Grosso do Sul due to the difficulty of its realization.

10                        Related Parties

The Company’s commercial and financial operations with its controlling shareholder, and Companies owned by its controlling shareholder Suzano Holding (“Suzano Group”) were carried out at specific prices and conditions in terms of values, terms and rates.

In the six-month period ended June 30, 2019, there were no material changes in the terms of the agreements, deal and transactions entered into, nor were there any new contracts, agreements or transactions of different natures entered into in the period between the Company and its related parties in relation to those described in the last annual financial statements of December 31, 2018, except for the transactions involving the Company’s that belonged to the economic group of Fibria highlighted below, which became related parties of the Company due to the conclusion of the business combination in January 2019, as mentioned in note 1.1.1 and subsequent merger of Fibria by Suzano on April 1, 2019, note 1.1.2.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information as of June 30, 2019

(In thousands of R$, unless otherwise stated)

10.1                       Balances recognized in assets and liabilities

		Balances receivable (payable)
	Nature	June 30, 2019	December 31, 2018

Transactions with controlling shareholders
Suzano Holding	Granting of guarantees and administrative expenses	(100)	(125)
		(100)	(125)

Transactions with companies of the Suzano Group and other related parties:
Bexma	Administrative expenses		1
IPFL	Reimbursement for expenses	1
Ecofuturo	Social services		(33)
Ibema	Sale of paper	28,339	36,721
Ibema	Purchase of products	(3,895)	(1,643)
Bizma	Investment fund management		2
Nemonorte	Real estate consulting	(53)
Management	Reimbursement for expenses	(19)
		24,373	35,048
		24,273	34,923

Classified in the following lines:

Assets
Trade accounts receivable		28,348	36,727

Liabilities
Trade accounts payable		(4,075)	(1,804)
		24,273	34,923

10.2                                 Amounts transacted in the period

		Amounts transacted – Expenses (income)
	Nature	June 30, 2019	June 30, 2018
Transactions with controlling shareholders
Suzano Holding	Granting of guarantees and administrative expenses	(3,285)	(6,023)
		(3,285)	(6,023)

Transactions with companies of the Suzano Group and other related parties:
Nemonorte	Real estate advisory	(225)
Bexma	Administrative expenses	3	6
Lazam - MDS	Insurance advisory and consulting	4	(31)
Ecofuturo	Social services	(2,538)	(1,748)
Ibema	Sale of paper	66,769	56,575
Ibema	Purchase of products	(3,415)
Bizma	Investment fund management	6	13
Mabex	Aircraft services (freight)	(100)	(125)
IPFL	Reimbursement for expenses	1
Management	Reimbursement for expenses	(595)
		59,910	54,692
Total		56,625	48,669

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information as of June 30, 2019

(In thousands of R$, unless otherwise stated)

10.3                                 Management compensation

Expenses related to the compensation of key management personnel, which include the Board of Directors, Fiscal Council and Board of Statutory Executive Officers, recognized in the statement of income for the period, are presented as follows:

	June 30, 2019	June 30, 2018
Short-term benefits
Salary or compensation	19,010	19,499
Direct and indirect benefits	787	1,438
Bonus	5,781	10,429
	25,578	31,366
Long-term benefits
Share-based compensation plan	45,051	50,199
	45,051	50,199
	70,629	81,565

Short-term benefits include fixed compensation (salaries and fees, vacation, mandatory bonus and “13th salary” bonus), and payroll charges (Company share of contributions to social security — INSS) and variable compensation such as profit sharing, bonus and benefits (company car, health plan, meal voucher, market voucher, life insurance and private pension plan).

Long-term benefits include the stock option plan and phantom shares for executives and key members of the Management, in accordance with the specific regulations (Note 21).

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information as of June 30, 2019

(In thousands of R$, unless otherwise stated)

11                        Current and Deferred Taxes

The Company, based on expected generation of future taxable income as determined by a technical study approved by Management, recognized deferred tax assets over temporary differences, income and social contribution tax loss carryforwards, which do not expire.

Deferred income and social contribution taxes are originated as follows:

	June 30, 2019	December 31, 2018

Tax loss	265,969	310,293
Negative tax base	8,702	6,627
Provision for judicial liabilities	256,565	101,667
Operating provisions and other losses	858,522	286,616
Exchange rate variation - Taxation on a cash basis	1,242,296	534,093
Losses on derivatives	426,680	388,153
Fair value adjustment on business combination — Amortization	699,314	5,327
Unrealized profit	644,291	227,830
Lease	3,300	6,196
Other temporary differences		4,056
Deferred taxes — asset	4,405,639	1,870,858

Goodwill - Tax benefit on unamortized goodwill	81,833	13,161
Property, plant and equipment - deemed cost adjustment	1,532,547	1,552,579
Accelerated tax depreciation	1,147,206	1,196,182
Transaction cost	106,021	23,145
Other temporary differences	16,256	2,158
Fair value of biologic assets	22,288	112,768
Provision for taxes (Income tax) on results of subsidiaries abroad	551,116
Fair value adjustment on business combination with Fibria — Deferred taxes, net	521,099
Deferred taxes - liabilities	3,978,366	2,899,993

Total non-current assets, by entity	1,026,457	8,998
Total non-current liabilities, by entity	599,184	1,038,133

The projected realization of assets deferred taxes was prepared based on the Management’s best estimates and on projected results. However, since there are diverse assumptions over which the Company has no control, such as inflation rates, exchange volatility, international market prices and other economic uncertainties in Brazil, future results may differ from those considered in this consolidated projection show below:

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information as of June 30, 2019

(In thousands of R$, unless otherwise stated)

July to December 2019	886,515
2020	614,660
2021	595,053
2022	514,073
2023	502,311
2024	246,383
2025 to 2028	1,046,644
4,405,639

Changes in the net balance of deferred income tax are as follows:

	June 30, 2019	December 31, 2018
Beginning balance	(1,029,135)	(1,787,354)
Business combination with Fibria	1,034,842
Tax loss	(63,721)	(264,955)
Tax loss carryforwards	2,075	(23,203)
(Reversal)/ Provision for judicial liabilities	22,255	(1,964)
Operating provisions and other losses	(97,051)	82,785
Exchange rate variation - Taxation on a cash basis	(207,226)	451,300
Derivative losses	128,113	390,198
Fair value adjustment on business combination — Amortization	666,433	5,327
Unrealized profit	416,461	124,454
Lease	(2,896)	69
Adjustment to present value		174
Tax benefit on unamortized goodwill	(68,672)	(3,098)
Property, plant and equipment - Deemed Cost Adjustment	20,032	51,408
Accelerated depreciation	48,976	(13,067)
Transaction cost	43,255	(23,145)
Other temporary differences	(18,153)	4,243
Fair value of biological assets	(29,564)	(22,307)
Tax provision (Income tax) on income of subsidiaries abroad	(438,751)
Ending balance	427,273	(1,029,135)

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information as of June 30, 2019

(In thousands of R$, unless otherwise stated)

11.1             Reconciliation of the effects of income tax and social contribution on profit or loss

	June 30, 2019	June 30, 2018

Net income (loss) before taxes	(789,205)	(1,820,719)
Income tax and social contribution benefit (expense) at statutory nominal rate - 34%	268,330	(619,044)

Tax effect on permanent differences:
Taxation on profit of subsidiaries abroad
Tax incentive - Reduction SUDENE (1)	23,216	95,065
Equity method	(1,893)	(41)
Taxation difference - Subsidiaries (2)	21,301	57,271
Credit related to Reintegra Program	2,988	26,675
Taxation with subsidiaries (presumed profit)	(50,437)
Tax Incentives applied to income tax (3)	3,247
Donations / Fines - Other	35,851
Director bonus	(42,682)	(11,785)
	259,921	786,229
Income tax
Current	(113,570)	(187,558)
Deferred	299,726	793,010
	186,156	605,452
Social Contribution
Current	(78,008)	(135,314)
Deferred	151,773	(316,091)
	73,765	180,777

Income and social contribution benefits (expenses) on the period	259,921	786,229

Effective rate of income and social contribution tax expenses	32.9%	43.2%

(1)         Refers to the benefit of reducing 75% of the income tax, based on profits from exploration on the units Mucuri (BA) and Imperatriz (MA).

(2)         The effect of the difference in taxation of subsidiaries is substantially due to the difference between the nominal rates of Brazil and subsidiaries abroad.

(3)         Income tax deduction amount referring to the use of the PAT (“Worker Feeding Program”) benefit and donations made in cultural and sports projects.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information as of June 30, 2019

(In thousands of R$, unless otherwise stated)

12                       Biological Assets

The changes in the balances of biological assets in the respective periods are set forth below:

Balances on December 31, 2017	4,548,897
Additions	1,285,490
Depletion	(709,547)
Loss on fair value adjustment	(129,187)
Disposal of forests	(47,124)
Other write-offs	(12,624)
Balances on December 31, 2018	4,935,905
Business combination with Fibria (1)	4,579,526
Additions	1,508,161
Depletion	(996,311)
Gain on fair value adjustment	83,453
Disposal of forests	(11,589)
Other write-offs	(4,910)
Balances on June 30, 2019	10,094,235

(1)         Business combination with Fibria and its subsidiaries held on January 03, 2019, note 1.1.1.

The Company’s biological assets are mainly of eucalyptus forest for reforestation used to supply wood to pulp and paper manufactory facility and are located in the states of São Paulo, Bahia, Espírito Santo, Maranhão, Minas Gerais, Pará, Piauí and Tocantins. Permanent preservation and legal reserve areas were not included in the biological assets fair value measurements due to its nature.

The assumptions used in measurement of the fair value of biological assets were:

i)                 Average cycle of forest formation of 6 and 7 years;

ii)              Forests are measured at their fair value from the 3rd year of planting (applicable for 2019 year only);

iii)           Average annual increment (“IMA”) consists of the estimated volume of production of wood with bark in m3 per hectare, ascertained based on the genetic material used in each region, silvicultural practices and forest management, production potential, climate factors and ground conditions;

iv)          The estimated average standard cost per hectare includes expenses on silvicultural and forest management applied to each year of formation of the biological cycle of forests, plus costs of land lease agreements and opportunity cost of own land;

v)             The average gross selling prices of eucalyptus were based on specialized research on transactions carried out by the Company with independent third parties and/or weighted by the cost of formation plus cost of capital plus estimated margin for regions where there is no market benchmark available; and

vi)          The discount rate used in cash flows is measured based on capital structure and other economic assumptions for a participant in the independent business of selling timber (forests).

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information as of June 30, 2019

(In thousands of R$, unless otherwise stated)

The pricing model considers net cash flows, after deduction of taxes on profit at the applicable rates.

Main assumptions for biological assets fair value measurements are:

	June 30, 2019	December 31, 2018
Planted useful area (hectare)	943,846	463,801
Mature assets	93,101	68,207
Immature assets	850,745	395,594
Average annual growth (IMA) - m /hectare	38.88	29.93
Average gross sale price of eucalyptus - R$/m3	69.20	68.62
Discount rate - %	9.60%	9.36%

The fair value adjustment recognized in the six-month period ended June 30, 2019 is explained by the variation of indicators mentioned above, which combined resulted in a positive variation of R$ 83,453. The fair value adjustment was recognized under other operating income (expense), net.

June 30, 2019
Physical changes	(276,214)
Price	359,667
83,453

The Company manages the financial risks related to agricultural activities in a preventive manner. To reducing risks from edaphoclimatic factors, the weather is monitored through meteorological stations and, in the event of pests and diseases, our Department of Forestry Research and Development, an area specialized in physiological and phytosanitary aspects, has procedures to diagnose and act rapidly against any occurrences and losses.

The Company has no biological assets pledged in the six-month period ended June 30, 2019.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information as of June 30, 2019

(In thousands of R$, unless otherwise stated)

13                        Investments

13.1             Investments breakdown

	June 30, 2019	December 31, 2018

Investments in joint ventures and associate	187,676	14,338
Other investments evaluated at fair value	40,705
	228,381	14,338

13.2             Investments in joint ventures and associates

	Information of joint ventures as of			Company Participation
	June 30, 2019			In equity		In the income of the period
	Equity	Income of the period	Participation equity (%)	June 30, 2019	December 31, 2018	June 30, 2019	June 30, 2018

Associate
Ensyn Corporation (1)			25.30%	169,476		(564)
				169,476		(564)

Joint ventures
Ibema	29,832	12,375	49.90%	14,357	14,338	6,175	(121)
F&E Technologies LLC	7,684	(86)	50.00%	3,842		(65)
				18,199	14,338	6,110	(121)
				187,675	14,338	5,546

(1)         Investment by which the Company has had significant influence and, therefore, value by the equity method, note 3.4.

13.3             Other investments

	Percentage of total capital (%)	June 30, 2019	December 31, 2018
CelluForce	8.30%	18,911
Spinnova	18.00%	21,794
		40,705

The change in the consolidated balance is substantially related to the balances arising from the business combination with Fibria in January 2019, as disclosed in note 1.1.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information as of June 30, 2019

(In thousands of R$, unless otherwise stated)

13.4             Business combination with Fibria

To determine the accounting criteria for recording this transaction with Fibria, we observed the provisions of IFRS 3 — Business Combination.

The direct costs related to the operation, recorded directly in general and administrative expenses for the period when incurred, totaled approximately R$ 96,262, substantially consisting of expenses with legal fees, auditing and other consulting services.

The net assets were evaluated by Management and an independent appraiser was hired to assist in determining their fair values. The methodology adopted for the determination of fair value adjustments on business combination with Fibria is described in note 1.1.1.

Intangibles were evaluated by Management and an independent appraiser was hired to assist in determining the fair values, and some qualified for booking in accordance with the criteria laid by IAS 38 — Intangible Assets.

As disclosed in note 1.1, on January 3, 2019, Suzano has acquired the control of Fibria.

The assets acquired and liabilities assumed at the fair value are presented below (in millions of Brazilian Reais):

Fair value
Assets
Current
Cash and cash equivalents	1,795
Financial investments	4,316
Derivative financial instruments	211
Trade accounts receivable	1,302
Inventories	6,187
Recoverable taxes	261
Other assets	213
Total current assets	14,285

Non-current
Financial investments	173
Derivative financial instruments	455
Recoverable taxes	988
Advances to suppliers	604
Judicial deposits	210
Deferred taxes	1,567
Other assets	227
4,224

Investments	200
Biological assets	4,580
Property, plant and equipment	24,961
Right of use	2,916
Intangible assets
Other intangible assets	309
Customer portfolio	9,031
Software	21
Cultivars	143
Supplier agreements	172
Port concession	749
Fair value adjustment of lease agreements	44
Goodwill	7,897
51,023
Total non-current assets	55,247
Total asset	69,532

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information as of June 30, 2019

(In thousands of R$, unless otherwise stated)

Fair value
Liabilities
Current
Loans and financing	3,136
Derivative financial instruments	276
Lease liabilities	376
Trade accounts payable	3,427
Payroll and charges	402
Taxes payable	129
Dividends payable	6
Other liabilities	126
Total current liabilities	7,878

Non-current
Loans and financing	17,591
Lease liabilities	2,599
Derivative financial instruments	126
Provision for contingencies, net	3,182
Deferred taxes	558
Other liabilities	251
Total non-current liabilities	24,307
Total liabilities	32,185

Equity

Shareholders ‘ equity	37,236

Non-controlling interest	111
Total equity	37,347
Total liabilities and shareholders’ equity	69,532

During the measurement process of the assets acquired and liabilities assumed at the fair value, the Company has identified adjustments to the fair value of some assets and liabilities, as described below, however there were no changes in the goodwill amount.

Due to new information obtained about facts and circumstances that existed as of the acquisition date, the Company recorded the following adjustments.

(i)                       Reclassification of financing leasing assets in the amount of R$ 83 million to lease rights that were previously classified as PP&E;

(ii)                    Reclassification of financing leasing liability in the amount of R$ 142 million to lease liabilities that were previously classified as other liabilities; and

(iii)                 An adjustment in the amount of R$ 72 million in the opening balance of the measurement of right of use and lease liabilities.

The net revenue and profit that impacted the consolidated in the six-month period ended June 30, 2019 were R$ 6,714,165 and R$ 1,484,087 respectively.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information as of June 30, 2019

(In thousands of R$, unless otherwise stated)

14                       Property, Plant and Equipment

	Lands	Buildings	Machinery, equipment and facilities	Work in progress	Other (1)	Total
Annual average depreciation rate %		3	5		10 to 20

Cost
Balance as of December 31, 2017	4,348,593	2,815,673	15,846,331	483,735	288,395	23,782,727
Additions	705	2,319	143,058	1,323,122	25,913	1,495,117
Fair value adjustment from business combination - Facepa	27,381	(3,014)	27,506	(4,880)	2,821	49,814
Business combination - Facepa	7,446	18,505	46,165	3,395	6,098	81,609
Business combination - PCH	4,291	102,176	3,831	2	26	110,326
Write-offs	(34,523)	(8,654)	(67,280)		(1,183)	(111,640)
Interest capitalization				1,772		1,772
Transfer and other (2)	750,824	131,515	441,420	(1,339,218)	14,199	(1,260)
Balance as of December 31, 2018	5,104,717	3,058,520	16,441,031	466,156	336,269	25,406,693
Business combination with Fibria	2,151,338	3,918,552	20,255,811	425,868	454,759	27,206,328
Additions	332,022	949	55,461	751,825	6,814	1,147,071
Fair value adjustment - Fibria	2,637,671	1,727,296	5,005,769		74,580	9,445,316
Fair value adjustment – Facepa			3,072	(428)	(111)	2,533
Fair value adjustment – Ibema			5,448			5,448
Fair value adjustment – Stenfar					13,082	13,082
Write-offs	(22,284)	(28,415)	(68,461)	(1,462)	(27,668)	(148,290)
Transfer and other (2)	174,549	75,243	290,910	(601,928)	(99,310)	(160,536)
Balance as of June 30, 2019	10,378,013	8,752,145	41,989,041	1,040,031	754,237	62,913,467

Depreciation
Balance as of December 31, 2017		(829,821)	(6,545,959)		(195,718)	(7,571,498)
Write-offs		1,462	60,506		196	62,164
Depreciation		(78,264)	(760,634)		(34,022)	(872,920)
Fair value adjustment from business combination - Facepa			(3,447)		(731)	(4,178)
Transfer and other (2)		7	1,391		(1,398)
Balance as of December 31, 2018		(906,616)	(7,248,143)		(231,673)	(8,386,432)
Business combination with Fibria		(1,804,967)	(9,552,825)		(249,087)	(11,606,879)
Write-offs		22,481	44,258		8,259	74,998
Depreciation		(109,842)	(890,414)		(40,662)	(1,040,918)
Depreciation - Fair value adjustment from business combination - Fibria		(32,194)	(266,563)		(12,211)	(310,968)
Fair value adjustment from business combination - Facepa		(5,742)	(3,634)		(95)	(9,471)
Fair value adjustment from business combination - Ibema			(296)			(296)
Transfer and other (2)			107,148		(2)	107,146
Balance as of June 30, 2019		(2,836,880)	(17,810,469)		(521,293)	(21,168,642)

Net
Balance as of December 31, 2018	5,104,717	2,151,904	9,192,888	466,156	104,594	17,020,259
Balance as of June 30, 2019	10,378,013	5,915,265	24,178,572	1,040,031	232,944	41,744,825

(1)         Includes vehicles, furniture and utensils and computer equipment.

(2)         Includes transfers carried out between the items of property, plant and equipment, intangible assets, right of use arising from lease agreements and inventories.

On June 30, 2019, the Company did not identify any event that indicated impairment of property, plant and equipment.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information as of June 30, 2019

(In thousands of R$, unless otherwise stated)

On June 30, 2019, the Company and its subsidiaries had property, plant and equipment as warranty for loan operations and lawsuits, in the amounted of R$ 25,164,047, consisting substantially of the units of Aracruz, Imperatriz, Limeira, Mucuri, Suzano and Três Lagoas (R$ 11,505,386 on December 31, 2018, consisting substantially of the units of Imperatriz, Limeira, Mucuri and Suzano).

15                       Intangible Assets

15.1             Goodwill

	June 30, 2019	December 31, 2018
Vale Florestar	45,435	45,435
Paineiras Logística	10	10
PCHM	307	307
FACEPA	119,333	112,582
Fibria (1)	7,897,051
	8,062,136	158,334

(1)         Purchase price allocation in note 1.1.1.

15.2             Intangible assets with indefinite useful life

On June 30, 2019 and December 31, 2018, the amount related to other intangible assets with indefinite useful life was R$ 1,196.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information as of June 30, 2019

(In thousands of R$, unless otherwise stated)

15.3                                 Intangible assets with determined useful life

	June 30, 2019	December 31, 2018
Beginning balance	180,311	141,785
Amounts from the business combination with Fibria	308,681
Additions	718	61,460
Amortization	(35,762)	(44,340)
Fair value adjustment on business combination with Fibria:
Customer portfolio	9,030,779
Supplier agreements	172,094
Port services agreements	694,590
Port concession	54,470
Lease agreements	44,371
Cultivars	142,744
Software	20,502
Fair value adjustment on business combination with Fibria - Amortization:
Customer portfolio	(410,490)
Supplier agreements	(36,048)
Port services agreements	(14,681)
Port concession	(1,073)
Lease agreements	(3,750)
Cultivars	(10,196)
Software	(2,050)
Fair value adjustment on business combination with Facepa - Amortization	(7,415)
Exchange rate variation	(968)	12,461
Transfers and others	22,310	8,945
Ending balance	10,149,137	180,311

	Average Annual Amortization Rate %
Represented by:
Trademarks and patents	5 to 10	22,275	19,477
Software	20	111,045	59,112
Customer portfolio	2.5 to 5	13,510	19,004
Non-compete agreement	5	2,472	2,812
Research and development agreement	19	74,946	79,906
Development and implementation of systems	20	1,840
Right of exploitation - Terminal concession of Macuco	4	170,783
Supplier Relationship - Chemicals	5	56,719
Others		14,285
Intangible assets (fair value adjustments) acquired in the business combination, net — Fibria:
Customer portfolio	9	8,620,289
Supplier agreements	13 to 100	136,046
Port services agreements	4	679,909
Ports concession	4	53,397
Lease agreements	17	40,621
Cultivars	14	132,548
Software	20	18,452
		10,149,137	180,311

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information as of June 30, 2019

(In thousands of R$, unless otherwise stated)

16                        Trade accounts payable

	June 30, 2019	December 31, 2018

In local currency
Related party (Companies of the Suzano group)	4,075	1,804
Third party	1,623,738	558,041

In foreign currency
Third party (1)	2,408,891	72,720

Fair value adjustments on business combination with Fibria	(50,216)
	3,986,488	632,565

(1)         The Company has a take or pay agreement with Klabin S.A., under conditions differentiated in terms of volume, exclusivity, guarantees and payment terms in up to 360 days, and prices were practiced under conditions of contractually established. Following the requirements imposed by the European Union’s competition authority, the contract with Klabin expired in July 2019. As of June 30, 2019, the amount of R$ 2,174,600 in the consolidated refers to purchases of Klabin’s pulp.

The change in the consolidated balance is mainly related to the balances arising from the business combination with Fibria in January 2019, as disclosed in Note 1.1.1.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information as of June 30, 2019

(In thousands of R$, unless otherwise stated)

17                       Loans and Financing

17.1             Breakdown of the accounting balances by type

		Average annual	Current		Non-current		Total
Type	Interest rate	interest rate - %	June 30, 2019	December 31, 2018	June 30, 2019	December 31, 2018	June 30, 2019	December 31, 2018
In foreign currency
BNDES	UMBNDES	6.8	25,842	21,577	38,568	139,940	64,410	161,517
Bonds	Fixed	5.7	489,666	216,624	26,022,436	11,189,403	26,512,102	11,406,027
Syndicated loan	US$/Libor	2.9	34,193	37,546	11,660,889	11,787,588	11,695,082	11,825,134
Finnvera/EKN (“Export Credit Agencies”)	Libor			236,385		560,689		797,074
Financial lease	US$			5,608		12,617		18,225
Export credits (ACC - pre-payment)	Libor/Fixed	3.4	1,910,043	1,896,717	3,071,095	274,673	4,981,138	2,171,390
Others (Loans)	Libor		5,838				5,838
			2,465,582	2,414,457	40,792,988	23,964,910	43,258,570	26,379,367

In local currency
BNDES	TJLP	8.3	263,681	28,867	1,621,260	183,269	1,884,941	212,136
BNDES	TLP	7.2	3,469		100,961		104,430
BNDES	Fixed	5.2	45,733	26,119	94,634	95,034	140,367	121,153
BNDES	SELIC	4.9	71,623		725,276		796,899
FINAME	Fixed	6.0	5,288	970	11,826	2,010	17,114	2,980
BNB	Fixed	6.5	34,196	25,038	174,442	191,976	208,638	217,014
CRA (“Agribusiness Receivables Certificates”)	CDI/IPCA	6.4	1,543,210	789,892	4,261,543	1,588,986	5,804,753	2,378,878
Export credit note	CDI	8.9	137,047	93,001	1,316,315	1,327,378	1,453,362	1,420,379
Rural Producer Certificate	CDI	9.3	6,584	6,809	273,166	273,029	279,750	279,838
Export credits - pre payment	Fixed	8.1	23,400		1,312,105		1,335,505
FCO (“Central West Fund”), FDCO (“Central West Development Fund”) and FINEP	Fixed	7.9	156,365	7,725	434,274	5,135	590,639	12,860
Others (Revolving Cost, Working capital and FDI)	Fixed	10.1	429	10,467	4,381	16,930	4,810	27,397
FDIC Funds of credit rights (Note 7.1)			11,071	22,054			11,071	22,054
Fair value adjustment on business combination with Fibria			(74,621)				(74,621)
			2,227,475	1,010,942	10,330,183	3,683,747	12,557,658	4,694,689
			4,693,057	3,425,399	51,123,171	27,648,657	55,816,228	31,074,056

Interest on financing			825,602	344,691	121,670		947,272	344,691
Long-term funding			3,867,455	3,080,708	51,001,501	27,648,657	54,868,956	30,729,365
			4,693,057	3,425,399	51,123,171	27,648,657	55,816,228	31,074,056

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information as of June 30, 2019

(In thousands of R$, unless otherwise stated)

17.2                                 Changes in loans and financing

	June 30, 2019	December 31, 2018
Beginning balance	31,074,056	12,191,856
Amounts from the business combination with Fibria	20,667,096
Reclassification - accounts payable from lease operations (1)	(18,225)
Fundraising	12,126,568	20,964,722
Addition of fundraising costs	99,723	(85,533)
Addition to loans — PCH / FACEPA		79,923
Interest accrued	1,434,050	837,980
Exchange rate variation, net	(728,990)	1,457,989
Settlement of principal	(7,703,512)	(3,738,577)
Settlement of interest	(1,219,319)	(669,088)
Fair value adjustment on business combination with Fibria	(74,621)
Amortization of fundraising costs	157,286	34,784
Others	2,116
Ending balance	55,816,228	31,074,056

(1)     As of January 1, 2019, the lease balance was reclassified to “Accounts payable from lease operations”, due to adoption of IFRS 16 by the Company.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information as of June 30, 2019

(In thousands of R$, unless otherwise stated)

17.3                                 Breakdown by maturity

	2020	2021	2022	2023	2024	2025	2026	2027 onwards	Total
In foreign currency
BNDES - Currency basket	12,088	8,796	9,646	8,038					38,568
Bonds		834,821			2,282,403	2,258,845	2,682,540	17,963,827	26,022,436
Syndicated Loan		1,277,400	3,040,212	7,343,277	1,909,487	954,731			14,525,107
Export credits (ACC pre-payment)	64,803	129,606	12,468						206,877
	76,891	2,250,623	3,062,326	7,351,315	4,191,890	3,213,576	2,682,540	17,963,827	40,792,988

In local currency
BNDES — TJLP	137,084	263,361	259,235	260,204	233,740	286,428	166,542	14,666	1,621,260
BNDES — TLP	6,269	12,535	12,535	12,535	12,535	11,869	11,535	21,148	100,961
BNDES — Fixed	18,511	28,958	24,568	18,611	3,986				94,634
BNDES - Selic	36,780	72,210	69,477	91,856	84,111	202,815	168,027		725,276
FINAME	1,987	3,829	2,786	1,656	1,198	370			11,826
BNB	17,642	35,285	33,201	35,285	33,201	10,285	9,543		174,442
CRA	1,319,480		1,512,680	1,429,383					4,261,543
Export credit note	43,225					640,800	632,290		1,316,315
Rural producer certificate						137,500	135,666		273,166
Export credits					1,312,105				1,312,105
FCO, FDCO e FINEP	30,150	57,733	57,732	57,732	57,732	57,732	57,732	57,732	434,275
Other (Revolving costs, working capital, FIDC and FDI)	4,380								4,380
	1,615,508	473,911	1,972,214	1,907,262	1,738,608	1,347,799	1,181,335	93,546	10,330,183
	1,692,399	2,724,534	5,034,540	9,258,577	5,930,498	4,561,375	3,863,875	18,057,373	51,123,171

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information as of June 30, 2019

(In thousands of R$, unless otherwise stated)

17.4                                 Breakdown by currency

	June 30, 2019	December 31, 2018
Brazilian Reais	11,760,759	4,694,689
U.S. Dollar	43,194,160	26,217,850
Selic (1)	796,899
Currency basket	64,410	161,517
	55,816,228	31,074,056

(1)         Contractual definition of currency in contracts with Brazilian National Bank for Economic and Social Development (“Banco Nacional de Desenvolvimento Econômico e Social or “BNDES”) that are in Brazilian Reais plus SELIC interest.

17.5                                 Transaction costs and premiums of securities issues

The fundraising costs are amortized on the contractual dates based on the effective interest rate.

			Balance to be amortized
Nature	Total cost	Amortization	June 30, 2019	December 31, 2018
Bonds	328,222	124,500	203,722	67,189
CRA and NCE	125,222	69,239	55,983	20,195
Import (ECA)	101,811	101,811		16,235
Syndicated Loan	71,771	32,880	38,891	30,552
Debentures	21,592	3,998	17,594	18,944
BNDES (“IOF”) (1)	53,730	12,112	41,618
Others	18,147	7,962	10,185	3,188
	720,495	352,502	367,993	156,303

(1)                                Tax on Financial Operations

17.6                                 Relevant operations settled in the period

17.6.1                       Early settlement of CRA’s

On January 3, 2019, the Company settled in advance, through its wholly-owned subsidiary Fibria, the amount of R$ 878,573 of two series of CRA’s, with original maturities in 2021 and 2023 and a cost of 99% of CDI and IPCA + 4.5055% p.a. This settlement refers to the two of the nine series that were not obtained prior approval of the holders of the Certificates for the business combination between the Companies.

17.6.2                       BNDES

On March 15, 2019, the Company carried out the early amortization of R$ 299,682  with the BNDES, comprising an installment to be amortized from the balance of the outstanding debt plus the corresponding remuneration up to the payment date.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information as of June 30, 2019

(In thousands of R$, unless otherwise stated)

17.6.3                       Export prepayment (“PPE”)

On June 17, 2019, the Company, through its subsidiary Fibria International Trade GmbH, voluntarily prepaid the amount of U.S.$ 631,138 (equivalent to R$ 2,454,443), related to an export prepayment agreement, with quarterly interest payments of 1.15% p.a. plus quarterly LIBOR, which was scheduled to mature in 2022.

On June 18, 2019, the Company, through its subsidiary Fibria International Trade GmbH, voluntarily prepaid the amount of U.S.$ 156,032 (equivalent to R$ 602,410), related to an export prepayment agreement, with quarterly interest payments of 1.15% p.a. plus quarterly LIBOR, which was scheduled to mature in October 2022.

17.6.4                       Finnvera

On April 29 and April 30, 2019, the Company voluntarily prepaid U.S.$ 208,400 (equivalent to R$ 822,200) related to certain financing agreements that were guaranteed by the export credit agencies Finnvera and EKN.

On June 17, 2019, the Company voluntarily prepaid the outstanding amount of U.S.$378,471 (equivalent to R$1,473,114) related to certain financing agreements that were guaranteed by the export credit agency Finnvera initially contracted in May 2016, which maturity date was 2025.

17.7                                 Relevant operations contracted in the period

17.7.1                       Senior Notes (“Notes 2029”)

On January 29, 2019, the Company reopened Senior Notes 2029 with the additional issue of debt securities in the amount of US$ 750,000 (equivalent to R$ 2,874,150). The notes mature in January 2029 and were issued with interest of 5.465% p.a., which will be paid semi-annually.

17.7.2                       Export prepayment contracts (“PPE”)

On February 25, 2019, the Company entered into an export prepayment agreement in the amount of R$ 738,800, with annual interest payment of 8.35% p.a. and maturing in 2024.

On June 14, 2019, the Company entered into an export prepayment agreement in the amount of R$ 578,400, with annual interest payment of 7.70% p.a. and maturing in 2024.

On June 14, 2019, the Company, through its wholly-owned subsidiary Fibria International Trade GmbH, entered into a syndicated export prepayment transaction in the amount of U.S.$ 750,000 (equivalent to R$ 2,910,975), with a term of six years and grace period of five years. Suzano is the guarantor of the transaction.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information as of June 30, 2019

(In thousands of R$, unless otherwise stated)

17.7.3                       Senior Notes (“Notes 2047”)

On May 21, 2019, the Company, through its subsidiary Suzano Austria GmbH issued an additional amount of U.S.$ 250,000 (equivalent to R$ 1,020,250) of its 7.000% Senior Notes due 2047, with yield at the rate of 6.245% p.a. and coupon at the rate of 7.0% p.a., to be paid semiannually, in March and September, with maturity on March 16, 2047. This operation is fully guaranteed by Suzano S.A.

17.7.4                       Senior Notes (“Notes 2030”)

On May 21, 2019, the Company, through its subsidiary Suzano Austria issued an aggregate amount of U.S.$ 1,000,000 (equivalent to R$ 4,081,000) of 5.000% Senior Notes due 2030, with yield at the rate of 5.180% p.a. and coupon at the rate of 5.0% p.a., to be paid semiannually, in January and July, with maturity on January 15, 2030. This operation is fully guaranteed by Suzano S.A.

17.7.5                       BNDES

On May 17, 2019, BNDES has released funds to the Company in the amount of R$ 108,050, with interest rates varying from Long Term Rate (“TLP”) plus interest rate of 0.96% p.a. to 1.44% p.a. to be paid from 2020 to 2028. The resources were applied to projects in the industrial, social and technological innovation areas.

17.8                                 Debentures

	June 30, 2019	December 31, 2018
Debentures	4,663,506	4,663,453
	4,663,506	4,663,453

Total Current		1,297
Total Non-current	4,663,506	4,662,156

17.9                                 Breakdown of Debentures

	June 30, 2019	December 31, 2018
Beginning balance	4,663,453
Fundraising	4,000,000	4,681,100
Addition of fundraising costs	(1,220)	(20,295)
Appropriate interest	242,065	1,298
Settlement of principal	(4,000,000)
Settlement of interest	(243,362)
Amortization of fundraising costs	2,570	1,350
Ending balance	4,663,506	4,663,453

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information as of June 30, 2019

(In thousands of R$, unless otherwise stated)

On January 7, 2019, the Company issued R$ 4,000,000 in 7th issue, single series, non-convertible shares, due in January 2020 and with interest rates of 103% up to 112% of the CDI rate.

On March 27, 2019, the Company made the partial optional extraordinary amortization on the balance of the nominal unit value of all the debentures of this 7th issue, upon payment of the total amount of R$ 2,056,173, comprising an installment to be amortized balance of the nominal unit value of all debentures plus the corresponding remuneration.

On May 31, 2019, the Company redeemed in full its unsecured debentures of its 7th issuance, non-convertible into shares, with maturity on January 7, 2020, by paying the total outstanding amount of R$ 2,019,587, comprising the total balance of the face value per unit of the totality of the debentures of such issuance plus the corresponding remuneration.

18                        Lease operations

18.1             Right of use on lease agreements

As described in note 3.1.1, the Company adopted IFRS 16 and applied the IFRS retrospectively with the cumulative effect of adoption recorded at the date of initial application. Accordingly, comparative periods were not restated.

On January 1, 2019, the amounts corresponding to the right to use the current agreements were recognized, in amounts equivalent to the present value of the obligations assumed with the counterparties. The amortization of these balances will occur according to the terms defined for the leases. Except for land agreements that are automatically extended for the same period by means of notification to the lessor, for the other agreements are not allowed automatic renewals and for an indefinite period, as well as the exercise of termination is a right of both parties.

The Company does not have lease agreements with clauses of (a) variable payments that are based on the performance of the leased assets (ii) guarantee of residual value (iii) restrictions, such as, for example, obligation to maintain financial ratios.

In addition, the Company recognized under right of use the residual value of the right to use the agreements previously classified as financial leases under IAS 17 and which were recognized in the Property, plant and equipment group until December 31, 2018, being reclassified the amount of R$ 89,338 in the initial adoption.

The effect of its adoption by type of contract and the movement of the balances for the six-month period ended June 30, 2019 are set forth below:

	Lands and Farms	Machines and Equipment’s	Buildings	Ships and boats	Vehicles	Total

Balance as of December 31, 2018
Initial adoption on January 1, 2019	2,072,923	168,949	48,879	1,656,322	1,190	3,948,263
Additions	105,772	424	11,781	364,974		482,951
Amortization	(115,915)	(6,986)	(13,770)	(48,283)	(463)	(185,417)
Balance as of June 30, 2019	2,062,780	162,387	46,890	1,973,013	727	4,245,797

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information as of June 30, 2019

(In thousands of R$, unless otherwise stated)

For the six-month period ended June 30, 2019, the Company is committed to lease agreements not yet in force for ships expected to be delivered two units next semester and one unit first quarter 2020.

18.2                                 Lease liabilities

At the adoption of IFRS 16, the Company recognized lease liabilities for the current agreements, and which were previously classified as operating leases in accordance with IAS 17 - Leasing Operations, except for agreements included in the practical expedient permitted by the standard and adopted by the Company, as described in note 3.1.1.

The liabilities recognized as of January 1, 2019 correspond to the remaining balances payable of the lease contracts, measured to present value by the discount rates on the date of their adoption.

In addition, the Company recognized under lease liabilities the remaining balances of agreements previously classified as financial leases under IAS 17 and which were recognized in the group of loans and financing until December 31, 2018, being reclassified the amount of R$ 18,225 in the initial adoption, as set forth below:

Nature of agreement	Average rate - % per annual (1)	Maturity (2)	Present value of liabilities

Lands and farms	6.21	November 2046	2,072,923
Machines and Equipment’s	4.92	July 2032	239,995
Buildings	6.46	April 2027	48,880
Ships and boats	6.45	February 2039	1,656,322
Vehicles	6.05	April 2020	1,190
			4,019,310

(1)         To determine the discount rates, quotes were obtained from financial institutions for agreements with characteristics and average terms similar to the lease agreements.

(2)         Refers to the original maturities of the agreements and, therefore, do not consider eventual renewal clause.

The changes in the balances for the six-month period ended June 30, 2019 are as follows:

Balance as of December 31, 2018
Initial adoption on January 1, 2019	4,019,310
Additions	482,951
Payments	(270,586)
Appropriation of financial charges	120,424
Exchange rate variation	7,092
Balance as of June 30, 2019	4,359,191

Current	536,891
Non-current	3,822,300

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information as of June 30, 2019

(In thousands of R$, unless otherwise stated)

The maturity schedule of future payment not discounted to present value related to lease liabilities is disclosed in note 4.2.

18.2.1                        Discount rate

The discount rates applied on new lease agreements for six-month ended June 30, 2019 are similar to those applied on adoption of IFRS 16.

18.2.2                       Amounts recognized in the statement of income for the period

In the six-month period ended June 30, 2019, were recognized the amounts:

Expenses relating to short-term assets	26,570
Expenses relating to low-value assets	4,581
31,151

18.2.3                       Reconciliation of operating lease commitments

Operating lease commitments disclosed as of December 31, 2018	1,448,241
Business combination with Fibria	2,974,729
Discounted through a lessee’s incremental loan rate at initial adoption	(421,313)
Reclassification from loans and financing (1)	18,225
Agreements revalued as service agreements	(572)
4,019,310

(1)         As of January 1, 2019, the lease balance was reclassified from “Loans and financing”, due to adoption of IFRS 16 by the Company note 17.2.

19                                           Provision for Judicial Liabilities

19.1                                 Changes in provisions for judicial liabilities

	June 30, 2019	December 31, 2018
Beginning balance	351,270	317,069
Business combination with Fibria	211,294
Settlement	(16,989)	(41,011)
Reversal of processes	(14,399)	(19,010)
New processes	16,630	80,520
Judicial deposits - Changes	(6,343)
Monetary adjustment	36,512	13,702
Fair value adjustment on business combination with Fibria (1)	2,963,882
Ending balance	3,541,857	351,270

(1)         Corresponds to the fair value adjustment on business combination with Fibria attributed to legal liabilities classified as possible and remote losses of Fibria, in the amounts of R$ 2,911,530 and R$ 52,352, respectively.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information as of June 30, 2019

(In thousands of R$, unless otherwise stated)

During the six-month period ended June 30, 2019, there were no material changes in the lawsuits in progress or decisions affecting the Company in relation to these lawsuits.

19.2                                 Lawsuits possible

The Company is involved in tax, civil and labor lawsuits, that are not provisioned since they involve risk with probability of loss classified by Management and by its legal advisors as possible:

	June 30, 2019	December 31, 2018
Taxes and Social Security (1)	6,760,298	1,077,761
Labor	209,540	85,309
Civil (1)	2,483,839	43,271
	9,453,677	1,206,341

(1)         Amounts net of the fair value adjustment on business combination with Fibria related to possible contingencies, as mentioned above.

The change in the balance refers to the lawsuits in progress from Fibria, whose nature of the main causes were disclosed in its latest condensed consolidated financial information as of December 31, 2018.

20                                           Employee Benefits

20.1                                 Defined benefits plan

The Company guarantees coverage of healthcare costs for former employees who retired by 2003 (until 1998 for former employees of Ripasa, current Limeira unit and until 2007 for former employees of the Jacareí unit), as well as their spouses for life and dependents while they are minors.

For other group of former employees, who exceptionally, according to the Company’s criteria and resolution or according with rights related to the compliance with pertinent legislation, the Company ensures the healthcare program.

The Company offers life insurance benefit provided to retirees.

20.2                                 Changes in employee benefits

Balance at December 31, 2017	351,263
Interest on employee benefits	35,920
Actuarial loss	69,305
Benefits paid in the year	(26,061)
Balance at December 31, 2018	430,427
Business combination with Fibria (1)	147,877
Interest on employee benefits	26,842
Benefits paid in the period	(15,130)
Balance on June 30, 2019	590,016

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information as of June 30, 2019

(In thousands of R$, unless otherwise stated)

(1)         Business combination with Fibria its subsidiaries held on January 03, 2019, note 1.1.1.

21                                           Share-Based Compensation Plans

On June 30, 2019, the Company had two share-based, long-term compensation plans: i) Paying in Phantom Shares Plan (“Phantom Shares - “PS”) and ii) Share Appreciation Rights (“SAR”), both paid in local currency.

These plans did not undergo any changes in their characteristics and measurement criteria since the financial statements of December 31, 2018.

21.1                                 Phantom Stock Option Plan

	June 30, 2019	December 31, 2018
	Number of shares	Number of shares
Beginning balance	5,045,357	5,055,519
Granted during of the period	2,153,822	1,415,476
Exercised (1)	(240,954)	(751,859)
Exercised due to dismissal (1)	(57,452)	(153,601)
Abandoned / prescribed due to dismissal	(427,430)	(520,178)
Ending balance	6,473,343	5,045,357

(1)         For share options exercised and those exercised due to termination of employment, the average price on June 30, 2019 and December 31, 2018 was R$ 53.81 and R$ 47.77, respectively.

21.2                                 Common stock plan

Program	Date of grant	Deadline for the options to become exercisable	Price on grant date		Shares Granted	Restricted period for transfer of shares
Program 4	01/02/2018	01/02/2018	R$	39.10	130,435	01/02/2022

Additionally, in 2019 the Company established a Restricted Shares plan based on the Company’s performance (Program 5). The Plan associates the quantity of Restricted Shares granted to the Company’s performance in relation to the EBITDA mark. The quantity of the restricted stock granted is defined in financial terms and is subsequently converted into shares based on the last 60 stock exchange trading days on December 31, 2019 of SUZB3 at B3.

After measurement of 2019 EBITDA, the Restricted Shares will be granted immediately, as they not have to comply to the vesting period. However, the beneficiaries of the grant must comply to the lockup period of thirty-six (36) months during which they will not be able to market the shares.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information as of June 30, 2019

(In thousands of R$, unless otherwise stated)

In the event that the beneficiaries leave the Company before the end of the reference fiscal year for the measurement of EBITDA, they will lose the right to the grant of Restricted Share.

21.3                                 Equity and Income Statement balances

The amounts corresponding to the services received and recognized in the interim financial information are presented below:

	Liabilities and equity		Income Statement
	June 30, 2019	December 31, 2018	June 30, 2019	June 30, 2018
Non-current liabilities
Provision for phantom stock plan	144,230	124,318	(27,529)	(76,585)
Shareholders’ equity
Stock option reserve	7,738	5,100	(2,638)	(72)
Total general and administrative expenses from share-based transactions			(30,167)	(76,657)

22                                           Shareholders’ Equity

22.1                                 Share capital

In January 2019, the Company’s share capital was increased in the amount of R$ 3,027,528, with the issuance of 255,437,439 registered common shares, with no par value, in accordance with resolutions adopted at the Extraordinary Shareholders’ Meeting, which the incorporation by the Company its subsidiary Eucalipto Holding S.A. was approved in connection with the business combination with Fibria, as described in note 1.1.1.

On June 30, 2019, the share capital of Suzano is R$ 9,269,281 divided into 1,361,263,584 common shares, all nominative, book-entry shares without par value. The value of the share capital is net of the public offering expenses of R$ 33,735.

The breakdown of the share capital is presented below:

	Ordinary
Shareholder	Quantity	(%)
Controlling Shareholders
Suzano Holding S.A.	367,612,329	27.01
Controller	194,800,797	14.31
Managements	35,532,742	2.61
Alden Fundo de Investimento em Ações	26,154,741	1.92
	624,100,609	45.84
Treasury	12,042,004	0.88
BNDESPAR	150,217,425	11.04
Votorantim S.A.	75,180,059	5.52
Other shareholders	499,723,487	36.72
	1,361,263,584	100.00

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information as of June 30, 2019

(In thousands of R$, unless otherwise stated)

By resolution of the Board of Directors, the share capital may be increased, irrespective of any amendment to the Bylaws, up to the limit of 780,119,712 common shares, all exclusively book-entry shares.

On June 30, 2019, SUZB3 common shares ended the period quoted at R$ 32.85 (R$ 38.08 on December 31, 2018).

22.2                                 Dividends

On April 18, 2019, on Ordinary Shareholders’ Meeting was approved a payment of dividends in the amount of R$ 600,000, being complementary in the amount of R$ 596,534 paid through the reserve of profits and minimum mandatory dividends in the amount of R$ 3,466, the disbursement occurred on April 30, 2019.

23                                           Earnings (loss) per share

23.1                                 Basic

The basic (loss) earnings per share is measured by dividing the profit attributable to the Company’s shareholders by the weighted average common shares issued during the period, excluding the common shares acquired by the Company and held as treasury shares.

	June 30, 2019	June 30, 2018
Resulted of the period attributed to controlling shareholders	(526,255)	(1,035,076)
Weighted average number of shares in the period	1,361,264	1,105,826
Weighted average treasury shares	(12,042)	(12,629)
Weighted average number of outstanding shares	1,349,222	1,093,197
Basic loss per common share - R$	(0.39004)	(0.94683)

23.2                                 Diluted

The diluted earnings per share is measured by adjusting the weighted average of outstanding common shares, assuming the conversion of all common shares that would cause dilution.

	June 30, 2019	June 30, 2018
Resulted of the period attributed to controlling shareholders	(526,255)	(1,035,076)
Weighted average number of shares in the period (except treasury shares)	1,349,222	1,093,197
Weighted average number of shares (diluted)	1,349,222	1,093,197
Diluted loss per common share - R$	(0.39004)	(0.94683)

Due to the loss in the period, the Company does not consider the dilution effect in the measurement.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information as of June 30, 2019

(In thousands of R$, unless otherwise stated)

24                                           Net Financial Result

	June 30, 2019	June 30, 2018
Financial expenses
Interest on loans and financing and debentures (1)	(1,676,115)	(340,840)
Amortization of fundraising costs	(159,856)	(22,875)
Other financial expenses (2)	(306,153)	(196,079)
Fair value adjustment on business combination with Fibria - Amortization	63,128
	(2,078,996)	(559,794)
Financial income
Financial investments	214,116	73,870
Other financial income	47,401	7,863
Fair value adjustment on business combination with Fibria - Amortization	37,412
	298,929	81,733
Income from derivative financial instruments
Income	1,052,879	199,482
Expenses	(1,432,386)	(2,680,946)
	(379,507)	(2,481,464)
Monetary and exchange rate variation, net
Exchange rate variation on loans and financing	340,833	(1,509,612)
Monetary and exchange rate variations - other assets and liabilities (3)	(38,337)	342,155
	302,496	(1,167,457)
	(1,857,078)	(4,126,982)

(1)         Includes the amount of R$ 1,505 arising from capitalized interest in the six-month period ended on June 30, 2019 (R$ 1,086 in the six-month period ended on June 30, 2018).

(2)         Includes the amount of interest expense on lease agreements in the amount of R$ 96,993, net of capitalized interest on biological assets.

(3)         Includes effects of exchange rate variations of customers, suppliers, cash and cash equivalents, financial investments and others.

25                                           Net Sales Revenue

	June 30, 2019	June 30, 2018
Gross sales	14,984,035	6,817,326
Deductions:
Adjustment to present value	(8,564)	(1,943)
Returns and cancelations	(47,704)	(47,858)
Discounts and rebates	(1,863,366)	(3,161)
	13,064,401	6,764,364

Taxes on sales (1)	(700,320)	(555,663)

Net sales revenue	12,364,081	6,208,701

(1)         In 2018, included the social contribution to the National Institute of Social Security (“INSS”), which represents 2.5% of the gross sales revenue in the domestic market. This is a tax obligation pursuant to Law n°12.546/11, article 8, Appendix I and their respective amendments.

The change in the consolidated balance is mainly related to the effect of Fibria’s operations as of January 1, 2019.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information as of June 30, 2019

(In thousands of R$, unless otherwise stated)

26                                           Information by Segment and Geographic Areas

26.1                                 Criteria for identifying operating segments

The Company evaluates the performance of its business segments through the operating result. The information presented under “Not Segmented” is related to income statement and balance sheet items not directly attributed to the pulp and paper segments, such as, net financial result and income and social contribution taxes expenses, in addition to the balance sheet classification items of assets and liabilities.

The operating segments defined by Management are as follows:

i)                                         Pulp: comprises production and sale of hardwood eucalyptus pulp and fluff pulp mainly to supply the foreign market, with any surplus sold in the domestic market.

ii)                                      Paper: comprises production and sale of paper to meet the demands of both domestic and foreign markets. Consumer goods (tissue) sales are classified under this segment due to its immateriality.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information as of June 30, 2019

(In thousands of R$, unless otherwise stated)

26.2                                 Information on operating segments

	June 30, 2019
	Pulp	Paper	Not segmented	Total

Net sales revenue	10,055,757	2,308,324		12,364,081
Domestic market (Brazil)	984,098	1,591,902		2,576,000
Foreign market	9,071,659	716,422		9,788,081
Asia	4,137,998	66,227		4,204,225
Europe	3,151,472	101,124		3,252,596
North America	1,758,557	216,284		1,974,841
South and Central America	23,632	314,279		337,911
Africa		18,508		18,508
Cost of sales	(8,414,712)	(1,532,300)		(9,947,012)
Gross profit	1,641,045	776,024		2,417,069
Gross margin (%)	16.3%	33.6%		19.5%

Operating income (expenses)	(971,698)	(377,498)		(1,349,196)
Selling expenses	(712,005)	(186,279)		(898,284)
General and administrative expenses	(418,980)	(189,816)		(608,796)
Other operating income (expenses), net	159,287	(6,972)		152,315
Equity pick-up		5,569		5,569

Operating profit before net financial income (“EBIT”) (1)	669,347	398,526		1,067,873
Operating margin (%)	6.7%	17.3%		8.6%

Financial result, net			(1,857,078)	(1,857,078)
Net income (loss) before taxes	669,347	398,526	(1,857,078)	(789,205)

Income taxes			259,921	259,921

Net income (loss) for the period	669,347	398,526	(1,597,157)	(529,284)
Result of the period attributed to non-controlling shareholders			(3,029)	(3,029)
Result of the period attributable to controlling shareholders	669,347	398,526	(1,594,128)	(526,255)
Profit (loss) margin for the period (%)	6.7%	17.3%		(4.3)%

Depreciation, depletion and amortization	4,455,493	239,955		4,695,448

Products sold (in tons)	3,942,967	574,758		4,517,725
Foreign market	3,540,907	189,910		3,730,817
Domestic market (Brazil)	402,060	384,848		786,908

(1)         Earnings before interest and tax.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information as of June 30, 2019

(In thousands of R$, unless otherwise stated)

	June 30, 2018
	Pulp	Paper	Not segmented	Total

Net sales revenue	4,231,778	1,976,923		6,208,701
Domestic market (Brazil)	330,926	1,373,417		1,704,343
Foreign market	3,900,852	603,506		4,504,358
Asia	1,849,024	44,058		1,893,082
Europe	1,402,026	114,059		1,516,085
North America	631,738	76,879		708,617
South and Central America	18,064	348,388		366,452
Africa		20,122		20,122
Cost of sales	(1,944,323)	(1,324,172)		(3,268,495)
Gross profit	2,287,455	652,751		2,940,206
Gross margin (%)	54.1%	33.0%		47.4%

Operating income (expenses)	(231,986)	(401,957)		(633,943)
Selling expenses	(103,086)	(169,176)		(272,262)
General and administrative expenses	(118,190)	(232,830)		(351,020)
Other operating income (expenses), net	(10,710)	170		(10,540)
Equity pick-up		(121)		(121)

Operating profit before net financial income (1)	2,055,469	250,794		2,306,263
Operating margin (%)	48.6%	12.7%		37.1%
Financial result, net			(4,126,982)	(4,126,982)
Net income (loss) before taxes	2,055,469	250,794	(4,126,982)	(1,820,719)
Income taxes			786,229	786,229
Net income (loss) for the period	2,055,469	250,794	(3,340,753)	(1,034,490)
Result of the period attributed to non-controlling shareholders
Result of the period attributable to controlling shareholders	2,055,469	250,794	(3,340,753)	(1,034,490)
Profit margin for the period (%)	48.6%	12.7%		(16.7)%
Depreciation, depletion and amortization	537,336	211,417	11,117	759,870
Products sold (in tons)	1,677,911	569,353		2,247,264
Foreign market	1,531,210	184,229		1,715,439
Domestic market (Brazil)	146,701	385,124		531,825

(1)         Earnings before interest and tax.

26.3                                 Net sales by product

The following table shows the breakdown of consolidated net sales by product:

Products	June 30, 2019	June 30, 2018
Market pulp (1)	10,055,757	4,231,778
Printing and writing paper (2)	1,902,733	1,604,104
Paperboard	382,440	338,452
Other	23,151	34,367
Net sales	12,364,081	6,208,701

(1)         Revenue from fluff pulp represents (around 0.5% of total net sales) and, therefore, was included in market pulp sales.

(2)         Tissue is a recently launched product and its revenues represent less than 2.6% of total net sales. Therefore, it was included in the sales of printing and writing paper.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information as of June 30, 2019

(In thousands of R$, unless otherwise stated)

27                        Expenses by Nature

	June 30, 2019	June 30, 2018

Cost of sales
Personnel expenses	(724,815)	(298,845)
Variable cost	(3,220,456)	(1,490,061)
Logistics cost	(1,278,385)	(488,263)
Depreciation, depletion and amortization	(1,794,954)	(740,939)
Fair value adjustment on business combination with Fibria and Facepa - Amortization	(2,526,059)
Other	(402,343)	(250,387)
	(9,947,012)	(3,268,495)

Selling expenses
Personnel expenses	(100,942)	(62,952)
Services	(41,602)	(38,222)
Logistics cost	(273,414)	(131,051)
Depreciation and amortization	(34,665)	(2,143)
Fair value adjustment on business combination with Fibria - Amortization	(407,330)
Other (1)	(40,331)	(37,894)
	(898,284)	(272,262)

General and Administrative expenses
Personnel expenses	(351,784)	(224,733)
Services	(138,370)	(71,994)
Depreciation and amortization	(24,847)	(16,788)
Fair value adjustment on business combination with Fibria - Amortization	4,379
Other (2)	(98,174)	(37,505)
	(608,796)	(351,020)

Other operating (expenses) income
Rents and leases	668
Result from sale of other products	12,895	(1,867)
Result from sale and disposal of property, plant and equipment and biological assets	(27,568)	(17,378)
Result on fair value adjustment of biological assets	83,453	5,954
Amortization of intangible assets	(3,990)	(3,556)
Insurance reimbursement	6,587
Provision for loss of judicial deposits	(3,284)
Fair value adjustment on business combination with Fibria and Facepa - Amortization	(5,202)
Sale of legal credits	87,000
Other operating income (expenses), net	1,766	6,307
	152,315	(10,540)

(1)         Includes allowance for doubtful accounts, insurance, materials of use and consumption, expenses with travel, accommodation, participation in trade fairs and events.

(2)         Includes corporate expenses, insurance, materials of use and consumption social projects and donations, expenses with travel and accommodation.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information as of June 30, 2019

(In thousands of R$, unless otherwise stated)

28                        Explanatory notes not presented

The Company presented explanatory notes to the annual financial statements detailing the financial instruments, advances to suppliers, the tax amnesty and refinancing program, asset retirement obligations, long term commitments, shareholders’ equity, benefits to employees, compensation program based on shares, accounts payable with acquisition of assets and subsidiaries, insurance, and impairment testing, that we omitted in the June 30, 2019 consolidated interim financial information because the assumptions, operations and policies have not seen any relevant changes compared to the position presented in the financial statements as at December 31, 2018.